SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/ RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

NATIONAL VISION, INC.
(Name of Subject Company)
NATIONAL VISION, INC.
(Name of Person Filing Statement)
Common Stock, Par Value $0.01, with attached Common Stock Purchase Rights
(Title of Class of Securities)
63845P 10 1
(CUSIP Number of Class of Securities)

Mitchell Goodman, Esq.
Senior Vice President, General Counsel and Secretary
296 Grayson Highway
Lawrenceville, Georgia 30045
(770) 822-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

Copy to:
David A. Stockton, Esq.
Kilpatrick Stockton LLP
1100 Peachtree Street, Suite 2800
Atlanta, Georgia 30309
(404) 815-6500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address
      The name of the subject company to which this Solicitation/ Recommendation Statement (the “Statement”) relates is National Vision, Inc., a Georgia corporation (the “Company”). The address of the principal executive office of the Company is 296 Grayson Highway, Lawrenceville, Georgia 30045. The telephone number of the Company at its principal executive offices is (770) 822-3600.

Securities
      The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of the Company, including the associated rights (the “Rights”) to purchase Series A Participating Cumulative Preferred Stock, par value $0.01 per share, issued pursuant to the Rights Plan dated as of January 27, 1997 (as amended from time to time, the “Company Rights Agreement”), between the Company and American Stock Transfer & Trust Company (together, the “Shares” or “Common Stock”). As of July 21, 2005 there were 5,460,668 shares of Common Stock issued and outstanding and 556,600 Shares reserved for issuance upon the exercise of existing employee and director stock options at an exercise price of not less than $0.40 per share and not greater than $2.38 per share.

Item 2.	Identity and Background of Filing Person.

Name and Address
      The Company is the filing person. The business address and business telephone number of the Company are set forth in “Item 1. Subject Company Information”, above.

Tender Offer
      This Statement relates to the tender offer by Vision Acquisition Corp., a Georgia corporation (the “Purchaser”) and wholly-owned subsidiary of Vision Holding Co., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding Shares at a purchase price of $7.25 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and conditions set forth in the Offer to Purchase, dated July 28, 2005 (the “Offer to Purchase”) and the related Letter of Transmittal, dated July 28, 2005 (the “Letter of Transmittal”) which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, are referred to herein as the “Offer”. Parent was formed by affiliates of Berkshire Partners LLC, a Boston private equity firm (“Berkshire”), for purposes of effecting the Offer, and is wholly-owned by affiliates of Berkshire. The Offer is described in a Tender Offer Statement on Schedule TO, dated July 28, 2005 (the “Schedule TO”) that was filed by the Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on July 28, 2005. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) herewith and are incorporated herein by reference.
      The Offer is being made pursuant to the Agreement and Plan of Merger, dated July 25, 2005, by and among the Purchaser, Parent and the Company (as such agreement may from time to time be amended or supplemented, the “Merger Agreement”). The Merger Agreement is filed as Exhibit (e)(1) herewith and is incorporated herein by reference. The Merger Agreement provides, among other things, that upon completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the Georgia Business Corporation Code (the “GBCC”), the Purchaser will be merged with and into the Company (the “Merger”). At the effective time of the Merger (the “Effective Time”), the Company will continue as the surviving corporation and a wholly-owned subsidiary of Parent, and each Share (other than Shares held by the Company, the Purchaser, or Parent or, if applicable, by shareholders who perfect dissenters’ rights under the GBCC) will be converted into the right to receive the Offer Price.

      The Offer to Purchase states that the principal offices of the Purchaser and Parent are located at One Boston Place, Suite 3300, Boston, Massachusetts 02108.

Item 3.	Past Contacts, Transaction, Negotiations and Agreements.
      Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the “Information Statement”) pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 that is attached as Annex A to this Statement and is incorporated herein by reference, or in the Schedule TO. Except as described in this Statement (including in the Exhibits hereto and in Annex A hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company or its executive officers, directors or affiliates or (2) Purchaser, Parent, Berkshire or their respective executive officers, directors or affiliates.

Certain Agreements, Arrangements or Understandings between the Company or its Affiliates and the Company or its Executive Officers, Directors or Affiliates
      Change in Control Arrangements. There are agreements between the Company and the named executive officers which provide severance benefits in the event of termination of employment under certain circumstances following a change in control of the Company (as defined in the agreements). The circumstances are termination by the Company (other than because of death or disability commencing prior to a threatened change in control (as defined in the agreements), or for cause (as defined in the agreements and set forth below)), or by an officer as the result of a voluntary termination (as defined in the agreements and set forth below). Following any such termination, in addition to compensation and benefits already earned, the officer will be entitled to receive a lump sum severance payment equal to up to three times the officer’s annual rate of base salary.
      Cause for termination by the Company, as mentioned above, is the: (i) commission of any act that constitutes, on the part of the officer, (a) fraud, dishonesty, gross negligence, or willful misconduct and (b) that directly results in material injury to the Company, or (ii) the officer’s material breach of the change in control agreement, or (iii) the officer’s conviction of a felony or crime involving moral turpitude.
      Circumstances that would entitle the officer to terminate as a result of a voluntary termination following a change in control, as mentioned above, include: (i) the assignment to the officer of any duties inconsistent with the officer’s title and status in effect prior to the change in control or threatened change in control; (ii) a reduction by the Company of the officer’s base salary; (iii) the Company’s requiring the officer to be based anywhere other than the Company’s principal executive offices; (iv) the failure by the Company, without the officer’s consent, to pay to the officer any portion of the officer’s then current compensation; (v) the failure by the Company to continue in effect any material compensation plan in which the officer participates immediately prior to the change in control or threatened change in control; or (vi) the failure by the Company to continue to provide the officer with benefits substantially similar to those enjoyed by the officer under any of the Company’s life insurance, medical, or other plans. The term of each agreement is for a rolling three years unless the Company gives notice that it does not wish to extend such term, in which case the term of the agreement would expire three years from the date of the notice.
      These agreements are also in place between the Company and the other executive officers who are not the named executive officers.
      Arrangements with Directors. Non-employee directors of the Company receive an annual retainer of $60,000 and also receive medical and dental benefits. Non-employee directors are also eligible to participate in the 2004 Equity Incentive Plan, which was approved by the shareholders at the 2004 Annual Meeting of Shareholders. Each director received an option for 10,000 Shares as of the date of that meeting. All current directors are non-employee directors.

      Indemnification and Insurance. The Company’s Amended and Restated Articles of Incorporation, as amended, provide that no director will be personally liable to the Company or its shareholders for monetary damages for breach of duty of care or other duty owed to the Company as a director, except that such provision will only eliminate or limit the liability of a director the extent permitted from time to time by the GBCC or any successor law or laws. Further, the Company’s Amended and Restated By-Laws provide that the Company shall indemnify each of its current and former officers and directors (and heirs and legal representatives of such officers and directors) to the maximum extent permitted by applicable law.
      Section 14-2-851 of the GBCC permits a Georgia corporation to indemnify any person who is a party to any proceeding by reason of the fact that such person is or was a director of the corporation, against liability incurred in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. However, a Georgia corporation may not indemnify a director in connection with (i) a derivative action, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct described above; or (ii) any proceeding with respect to conduct for which he or she was adjudged liable on the basis that an improper personal benefit was received by such person.
      Section 14-2-855 of the GBCC provides that any indemnification made under the above provisions, unless pursuant to a court determination, may be made only after a determination that the person to be indemnified has met the standard of conduct described above. This determination is to be made by a majority vote of a quorum consisting of disinterested directors of the board of directors, by duly selected independent legal counsel, or by a majority vote of the disinterested shareholders. The board of directors also may designate a special committee of two or more disinterested directors to make this determination.
      Section 14-2-857(a) of the GBCC provides that a Georgia corporation may indemnify an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation (i) to the same extent as a director; and (ii) if he or she is not a director, then to the extent provided by the articles of incorporation, bylaws, resolution of the board of directors, or by contract except for liability arising out of conduct involving: (a) appropriation, in violation of his or her duties, of any business opportunity of the corporation, (b) acts or omissions that involve intentional misconduct, (c) unlawful distribution of the corporation’s assets, or (d) receipt of improper personal benefit.
      Notwithstanding any of the foregoing, pursuant to Section 14-2-852 and Section 14-2-857 of the GBCC, a Georgia corporation must indemnify any director or officer of a corporation who has been successful in the defense of any proceeding to which he or she was a party because he or she was a director or officer of the corporation, against reasonable expenses incurred by such person in connection therewith.
      Article V of the Company’s Amended and Restated By-Laws also provides that the Company shall advance expenses incurred by a current or former officer or director with respect to any proceeding for which indemnification is available if such officer or director complies with the provisions of applicable law. Pursuant to Sections 14-2-853 and 14-2-857 of the GBCC, expenses incurred by a director or officer in a proceeding to which such person is a party may be paid by the corporation in advance of the final disposition thereof upon receipt by the corporation of (i) a written affirmation by such person of his or her good faith belief that he or she has met the relevant standard of conduct with respect to indemnification or the proceeding involves conduct for which liability has been eliminated under the corporation’s articles of incorporation and (ii) a written undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such director or officer is not entitled to indemnification.
      The Company also has entered into indemnification agreements (each an “Indemnification Agreement”) with each of its directors and executive officers (each an “Indemnified Party”). The following is a summary of the material terms of the Indemnification Agreements, which is qualified in its entirety by reference to the Indemnification Agreement, a copy of which may be obtained from our filings with the SEC. Under the terms of each Indemnification Agreement, the Company agrees to indemnify the Indemnified Party against any and all expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending, or completed action, suit, or proceeding, including an action by or in the right of the Company, to which the Indemnified Party is, was or at any time becomes a party or is threatened to be made a party by reason of the fact that the Indemnified Party is, was or any time becomes a director, officer, employee or agent of the Company or is or was serving in any such capacity for another entity at the request of the Company.
      Notwithstanding the foregoing, the Company shall not make indemnity payments to the Indemnified Party if: (i) upon final judgment or adjudication, it is determined that with respect to expenses, judgments, fines, and settlement amounts to the extent attributable to remuneration paid or other financial benefit provided to the Indemnified Party, such remuneration or financial benefit was paid or provided in violation of the Indemnified Party’s duties and obligations to the Company; (ii) judgment is rendered against the Indemnified Party for an accounting of profits in any law suit brought under Section 16(b) of the Exchange Act relating to short-swing profits from the purchase and sale of the Company’s securities by such Indemnified Party or on account of any payment made by the Indemnified Party to the Company in respect of any claim for such accounting; (iii) upon final judgment or adjudication, it is determined that the Indemnified Party’s conduct was knowingly fraudulent, deliberately dishonest, grossly negligent or constituted willful misconduct; or (iv) a final decision by a court of competent jurisdiction shall determine that such indemnification is unlawful.
      To the extent that indemnification is unavailable to the Indemnified Party based upon any of the foregoing reasons, and the Company is jointly liable with the Indemnified Party or would be if joined to such law suit or proceeding, the Company is required to contribute to such expenses, judgments, fines, penalties, and settlements paid or payable by the Indemnified Party in such proportion as is appropriate based on the relative fault of the parties and the benefits received. Any such determination of contribution shall be made by (x) a court of competent jurisdiction, (y) a majority vote of a quorum of disinterested directors of the Company or (z) the Company’s outside legal counsel. Further, the Indemnification Agreement provides for the advancement of expenses to the Indemnified Party in the same manner and under the same procedures as set forth in Sections 14-2-853 and 14-2-857 of the GBCC as described above. The Indemnification Agreement also requires the Indemnified Party to repay any amounts paid with respect to indemnification if it is ultimately determined that such person is not entitled to indemnification.
      In addition, the Company’s directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.
      Effect of the Merger on Employee Benefit Plans and Stock Plans. The Merger Agreement provides that as soon as practicable following the date of this Agreement, the Board of Directors of the Company (the “Board”) (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions and take, or cause the Company to take, such other actions as are required (including, without limitation, obtaining all necessary consents of all holders of Company Stock Options under the Company’s Restated Stock Option and Incentive Award Plan but without compensating any holder of any Company Stock Option for such consent) to adjust the terms of all outstanding Company Stock Options heretofore granted under any Company Stock Plan that will be exercisable at the time of the first acceptance for payment of Shares pursuant to the Offer (the “Exercisable Options”) to provide that each such Exercisable Option outstanding at the time of the first acceptance for payment of Shares pursuant to the Offer shall be canceled in exchange for a cash payment by the Company as soon as practicable following the first acceptance for payment of Shares pursuant to the Offer of an amount equal to (i) the excess, if any, of (x) the highest price per Share to be paid pursuant to the Offer over (y) the exercise price per Share subject to such Exercisable Option, multiplied by (ii) the number of Shares for which such Exercisable Option shall not theretofore have been exercised. The Company will be responsible for any required reporting to Federal, state or local tax authorities. Parent will advance such funds to the Company as the Company requires in order to comply with the provisions of this paragraph on terms mutually acceptable to Parent and the Company.

      All amounts payable pursuant to the preceding paragraph shall be subject to any required withholding of Taxes (as defined in the Merger Agreement) or proof of eligibility of exemption therefrom and shall be paid without interest by the Company as soon as practicable following the first acceptance for payment of Shares pursuant to the Offer. The Company shall use its best efforts to obtain all consents of the holders of Company Stock Options as shall be necessary to effectuate the foregoing. Notwithstanding anything to the contrary contained in the Merger Agreement, payment shall, at Parent’s request, be withheld in respect of any Company Stock Option until all necessary consents with respect to such Company Stock Option are obtained.
      In the Merger Agreement, “Company Stock Option” is defined as any option to purchase Shares granted under any Company Stock Plan, and “Company Stock Plans” is defined as the 2004 Equity Incentive Plan, the Restated Stock Option and Incentive Award Plan and all agreements under which there are outstanding options to purchase Company Common Stock granted to employees, consultants or any other person.
      Effect of Merger on Management Stock Options. The Merger Agreement provides that each Exercisable Option held by the officers of the Company that is outstanding at the time of the first acceptance for payment of Shares pursuant to the Offer shall be canceled in exchange for a cash payment by the Company as soon as practicable following the first acceptance for payment of Shares pursuant to the Offer of an amount equal to (i) the excess, if any, of (x) the highest price per Share to be paid pursuant to the Offer over (y) the exercise price per Share subject to such Exercisable Option, multiplied by (ii) the number of Shares for which such Exercisable Option shall not theretofore have been exercised. Each Exercisable Option outstanding, including those held by individuals who are not officers of the Company, will receive the same treatment, pursuant to the Merger Agreement.

Certain Agreements, Arrangements or Understandings between the Company or its Affiliates and Parent, the Purchaser or their Respective Executive Officers, Directors or Affiliates
      Merger Agreement. The summary of the Merger Agreement contained in Section 12 of the Offer to Purchase and the description of the conditions to the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.
      Confidentiality Agreement. The summary of the confidentiality agreement dated February 23, 2005, between the Company and Berkshire (the “Confidentiality Agreement”) contained in Section 12 of the Offer to Purchase filed as an exhibit to the Schedule TO is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(6) hereto and is incorporated herein by reference.
      The Company understands that there are no agreements, arrangements or understandings between Parent, Purchaser or their affiliates on one hand, and the officers, directors or affiliates of the Company, on the other hand, regarding compensation, employment or equity ownership and that neither Parent nor Purchaser intends to discuss any such matters with the officers or directors of the Company until after the Merger has been consummated.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board of Directors
      At a meeting of the Board of Directors of the Company (the “Board”) held on July 25, 2005, the Board unanimously: (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Offer Price, the Merger and the Merger consideration, were fair and in the best interests of the shareholders of the Company; (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (3) consented to the Offer; and (4) recommended that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger.

      A letter to the shareholders from Peter T. Socha, Chairman of the Board of the Company, communicating the recommendation of the Board is filed as Exhibit (a)(5)(A) herewith and is incorporated herein by reference.

Background of the Tender Offer and Merger
      Following the Company’s emergence from its bankruptcy reorganization in May 2001, the Board recruited new management for the Company, led by Mr. Reade Fahs, President and CEO, who joined the Company in April 2002.
      By early 2004, the Board believed that the new management team had achieved substantial improvement in the operations of the Company and had demonstrated the capability of pursuing additional opportunities. However, the Board believed that the Company’s ability to pursue growth opportunities was constrained by (i) the cost and restrictive provisions of the indenture governing its 12% Senior Secured Notes due 2009 (the “Senior Notes”) and (ii) the anticipated reduction in Wal-Mart store operations over time.
      In order to address these issues, the Board determined in early 2004 to retain an investment banking firm to review strategic and financial alternatives, and interviewed several firms. On May 15, 2004 the Company retained TM Capital Corp. (“TM Capital”) as its financial advisor, and this retention was announced in a Company press release on May 17, 2004 that stated that TM Capital was engaged to review the Company’s strategic alternatives, which might include a possible recapitalization or refinancing of debt, sale of the Company or sale of a controlling interest in the Company.
      In May 2004, the Company became aware that Consolidated Vision Group, Inc. (“CVG”), a portfolio company of Kelso & Company (“Kelso”) which operated vision centers under the America’s Best Contacts & Eyeglasses name, was being marketed for possible sale by Jefferies & Company, Inc. (“Jefferies”). TM Capital contacted Jefferies and Kelso to express the Company’s interest in pursuing this acquisition. On June 3, 2004 the Company executed a confidentiality agreement with Jefferies and was forwarded the CVG descriptive memorandum. Thereafter, the Company provided Jefferies with an expression of interest and value for CVG. Jefferies indicated concerns with both the value indicated by the Company and the contingent nature of the Company’s debt and equity financing, and indicated that CVG would instead pursue other opportunities at that time.
      In June 2004, two financial sponsors (“Sponsor A” and “Sponsor B”) jointly submitted an indication of interest in acquiring the Company pursuant to a transaction that would provide shareholders with consideration approximating the market price of the Company’s shares at that time, contingent upon, among other things, the retirement of the Senior Notes at a significant discount. Following review of these indications by the Board and TM Capital, the Company communicated to Sponsors A and B in August 2004 that it was not inclined to pursue this proposal based upon its value and contingent nature.
      Following its retention, TM Capital worked with management to review the Company’s operating performance, financial prospects, and financing alternatives. On August 19, 2004, TM Capital presented to the Board the results of its initial review of the Company and requested that the Board authorize TM Capital to simultaneously pursue two courses of action: (i) initiating contacts with potential sources of senior and subordinated debt and potential providers of equity financing regarding a refinancing of the Senior Notes, and (ii) pursuing potential acquisition candidates which could leverage the Company’s organizational and management capabilities and provide a platform for future growth. The Board agreed that TM Capital should pursue these alternatives.
      TM Capital then commenced refinancing discussions with potential debt and equity providers, entering into confidentiality agreements with such parties, providing written materials regarding the Company, and conducting meetings between management and many of such parties. None of these discussions resulted in a definitive refinancing proposal for the Company.

      TM Capital also contacted various companies (in addition to CVG) in the optical retailing industry to express the Company’s potential interest in the acquisition of such companies. None of these discussions resulted in a definitive transaction.
      In September 2004, another financial sponsor (“Sponsor C”) with a portfolio company in the Company’s industry contacted TM Capital regarding a potential merger of their portfolio company with the Company. Following extensive discussions, in March 2005 the Company communicated to Sponsor C that the Board was not inclined to pursue this alternative due to issues regarding the proposed economic terms discussed and the portfolio company’s operations.
      In the course of its financing discussions, TM Capital contacted a financial sponsor (“Sponsor D”) which had also participated in discussions with Jefferies regarding the acquisition of CVG. The Company and Sponsor D agreed to jointly pursue the CVG opportunity if it again became available.
      In November 2004, Jefferies contacted Sponsor D and TM Capital to indicate that CVG would be interested in receiving an updated proposal for the acquisition of CVG. On November 29, 2004, the Company and Sponsor D submitted an updated indication of interest and value to Jefferies.
      In December 2004, Jefferies invited the Company and Sponsor D to conduct a due diligence review of CVG. On December 17, 2004, representatives of the Company, TM Capital and Sponsor D visited CVG and reviewed a presentation from CVG management.
      In late January 2005, Sponsor D indicated that it was not inclined to invest in the Company’s proposed acquisition of CVG on the terms previously discussed. TM Capital reviewed the status of the CVG transaction and financing alternatives with the Board at a meeting on February 3, 2005. At such meeting the Board directed TM Capital to (i) contact potential financial sponsors to replace Sponsor D in the CVG transaction and (ii) contact lenders to finance this acquisition and a refinancing of the Senior Notes.
      In February 2005, TM Capital contacted a broad range of potential financial sponsors to provide equity financing for the CVG acquisition and a number of senior and subordinated lenders. Each interested party executed a confidentiality agreement and received a presentation regarding the proposed acquisition. Among the parties contacted was Berkshire, which, prior to 1997, had been an owner of the business now operated by CVG. Berkshire executed a confidentiality agreement with TM Capital regarding this opportunity on February 23, 2005.
      In early March 2005, the Company’s management and TM Capital held meetings with numerous potential financial participants in the proposed CVG acquisition, including Berkshire. On March 4, 2005, at a meeting between the Company and Berkshire, the Company’s management made a presentation regarding the Company’s operations and financial position and discussed the Company’s plans with respect to a potential acquisition of CVG. The Company and Berkshire discussed a potential transaction in which Berkshire would finance a portion of the Company’s acquisition of CVG through the purchase of a substantial minority equity interest in the Company.
      Between March 14, 2005 and March 23, 2005, Berkshire negotiated with the Company the terms of a substantial minority equity investment by Berkshire in the Company that would be used to fund in part the Company’s acquisition of CVG.
      At a meeting of the Board held on March 24, 2005, TM Capital reviewed with the Board three substantial minority equity financing proposals which had been received, including the proposal from Berkshire described above, a joint proposal from Sponsors A and B, and a proposal from another financial sponsor (“Sponsor E”). TM Capital recommended that the Board pursue the Berkshire proposal based upon its superior economic terms, Berkshire’s capital resources and reputation, and the experience derived from Berkshire’s prior ownership of CVG. The Board adopted TM Capital’s recommendation.
      On March 27, 2005, Berkshire and the Company executed a non-binding written proposal that contemplated a $25 million investment by Berkshire in the form of convertible preferred stock that would pay dividends at the rate of 5% per annum, payable in cash or in kind at the option of the Company. The purchase price for the preferred stock would have been the lesser of (i) 110% of the 30-day average trading price of the Company’s Shares immediately prior to announcement of the transaction, and (ii) $7.00 per share. The closing price for the Company’s Shares on March 27, 2005 was $5.76 but trended downward over the next several months to a low closing price of $4.30 on April 26, 2005 and closed at $5.25 on May 27, 2005. The proposal was subject to customary conditions, including the satisfactory completion of Berkshire’s due diligence investigation of the Company and CVG, satisfactory financing of the Company’s remaining purchase price for CVG, and shareholder approval for the issuance of the preferred stock required by applicable American Stock Exchange rules, and contained an exclusivity provision whereby the Company agreed to deal exclusively with Berkshire through May 27, 2005 with respect to equity financing for the CVG transaction.
      On March 30, 2005, the Company submitted a bid to acquire CVG. This bid was initially rejected by CVG. Thereafter, TM Capital engaged in discussions with Jefferies regarding the proposed acquisition, and an understanding among the parties was reached on April 19, 2005 to pursue the acquisition of CVG at an enterprise value of $88 million, subject to completion of mutually satisfactory documentation, due diligence and other conditions.
      During April, May and June 2005, the Company and Berkshire, together with TM Capital, legal advisors, accounting professionals, consultants, and providers of debt financing, conducted a due diligence review of CVG through site visits and review of requested information. Additionally during this time period, Randy Peeler, a Managing Director of Berkshire, attended a regularly scheduled meeting of the Company’s Board to discuss with the Board the status of Berkshire’s pursuit of an investment in the Company.
      On May 3, 2005, representatives of the Company, Berkshire and CVG met at the headquarters of CVG to perform due diligence and meet the CVG senior management team. On May 4, 2005, Jefferies provided TM Capital with a draft purchase agreement (the “Stock Purchase Agreement”). The terms of the draft purchase agreement were negotiated by respective counsel during May, June and July 2005. On May 10, 2005, several potential sources of senior debt financing for the CVG acquisition met at the headquarters of CVG to meet the CVG senior management team.
      As the due diligence review continued, Berkshire and the Company became aware that CVG might not have three years of audited financial statements that would be required to be included in the Company’s proxy statement to be delivered in order to obtain the shareholder consent required to approve the issuance of Shares to Berkshire contemplated by the Berkshire proposal. As the transaction progressed, Berkshire determined that the legal, accounting and administrative costs of remaining a publicly traded company, and the systems integration and disclosure requirements with which the Company would have to comply following the CVG acquisition, made an investment in the Company as a public company a less favorable investment than one that would allow the Company to no longer be subject to the reporting requirements of the SEC.
      On May 27, 2005, Mr. Peeler contacted Peter Socha, the Chairman of the Company’s Board, to discuss the possibility of an acquisition of all of the common stock of the Company by an affiliate of Berkshire in conjunction with the Company’s purchase of CVG. Mr. Peeler indicated that because the timing, cost and complexity of effecting the CVG acquisition through the Company as a public entity had become unattractive, Berkshire would only be prepared to pursue the CVG acquisition with the Company if the Company were prepared to undertake a simultaneous acquisition of the Company by Berkshire. Mr. Peeler suggested that such a transaction could be priced in the range of $6.00 to $6.50 per share of Company Common Stock. Mr. Socha and Mr. Peeler spoke again the next day, at which time Mr. Socha indicated that he did not believe the indicated price range reflected the true value of the Company on a combined basis with CVG. Mr. Socha and Mr. Peeler agreed to defer any further discussion of price pending the establishment of a special committee by the Board and a preliminary review of legal documentation from both Berkshire and CVG. Mr. Peeler also discussed with Mr. Socha the possibility of structuring the transaction as a tender offer, so as to permit a simultaneous closing of the CVG transaction on an expedited basis and to avoid the issue of whether appropriate CVG financial statements would be available for inclusion in the Company’s proxy statement relating to the approval of a merger transaction. Mr. Peeler and Mr. Socha authorized their respective legal counsel to have preliminary direct discussions regarding the structure of a proposed transaction.
      At a meeting held on the morning of June 6, 2005, the Board formed a special committee (the “Special Committee”), comprised of Messrs. Socha, Snow and Floum, to consider Berkshire’s request. After discussion, the Special Committee determined to pursue discussions with Berkshire regarding such a transaction.
      Later on June 6, 2005, counsel for Berkshire spoke with counsel for the Company about the structure of a potential acquisition of the Company by an affiliate of Berkshire. Counsel for the Company requested that Berkshire not discuss any compensation or similar arrangements with management of the Company until at least after the Company and Berkshire reached agreement on price and terms of the transaction. Counsel also indicated that the Company’s financial advisor was working on an analysis of pricing for the transaction and that the Company and the Special Committee would not be prepared to discuss price until this work was complete. Counsel for the Company indicated that the Special Committee would want to ensure that any transaction would involve the redemption of the Senior Notes. Counsel for Berkshire indicated that, although it would not seek exclusivity to pursue such a transaction, due to the increased complexity and cost of the transaction being discussed and the possibility that the Company could engage in such a transaction with another party, Berkshire would want its expenses reimbursed if the Company chose not to engage in a sale transaction with Berkshire. Counsel for the Company informed counsel for Berkshire that it would bring Berkshire’s expense reimbursement request back to the Special Committee for consideration.
      On June 10, 2005, counsel to Berkshire provided counsel to the Company with a draft Merger Agreement providing for the acquisition of the Company by Berkshire pursuant to a cash tender offer, conditioned upon, among other things, the simultaneous acquisition by the Company of CVG. The draft Merger Agreement was discussed and negotiated during June and July 2005. On June 29, 2005, the Special Committee and the Board met to discuss the open issues of the draft Merger Agreement. The meeting included a discussion of the status of negotiations with CVG, discussions with Berkshire and consideration of entering into a senior debt commitment with Freeport Financial, LLC (“Freeport”).
      From June 15, 2005 through June 29, 2005, the Company and Berkshire negotiated the terms of an expense reimbursement letter, which letter was signed on June 29, 2005.
      During June 2005, Berkshire Partners and the Company negotiated the terms of a financing commitment from Freeport. On June 29, 2005, the Company and Freeport executed a commitment letter pursuant to which, subject to the conditions contained therein, Freeport would provide financing to fund a portion of the CVG transaction purchase price and provide funds to redeem the Senior Notes.
      On July 11, 2005, Freeport circulated a draft definitive loan agreement (the “Loan Agreement”). The terms of the Loan Agreement were initially discussed and negotiated by counsel for the Company and counsel for Freeport during July 2005. During that period Freeport also conducted a due diligence review in connection with such financing transaction.
      Mr. Socha and Mr. Peeler spoke again by phone on the afternoon of July 17, 2005. Mr. Peeler repeated his previous position that Berkshire was prepared to offer $6.00 to $6.50 per share in cash for all of the Shares. Mr. Socha acknowledged that this price would be a significant premium to recent trading activity, but stated he would not support the price due to his previously stated position that the price range did not reflect the true value of the Company in a combination with CVG. The parties discussed the merits of their respective positions and agreed to continue the discussions later in the week.
      On each of July 14, 17, 20 and 21, 2005, the Board and the Special Committee held joint meetings at which they discussed various aspects of, and received updates on, the CVG acquisition, the transaction with Berkshire and the financing transaction with Freeport. Such meetings included discussion of the points being negotiated in each of the three transactions.

      On July 25, 2005, the parties engaged in a series of negotiations to finalize the terms of the Merger Agreement. Among the issues discussed was the per share price for the Shares. Mr. Peeler presented Berkshire’s offer of $7.00 per share in cash for all of the Shares. This price was rejected by the Company. Thereafter, following further negotiations among the parties, Berkshire and the Company agreed to the terms of the Merger Agreement, including a price of $7.25 per share in cash for all of the shares.
      On July 25, 2005, after a series of negotiations among the parties, CVG and the Company agreed to the terms of the Stock Purchase Agreement.
      On July 25, 2005, the Board and the Special Committee reconvened to consider and act upon the Merger Agreement and the CVG Stock Purchase Agreement. After receiving a report on the status of changes to the Merger Agreement and the Stock Purchase Agreement since the last Board meeting, and after receiving confirmation from TM Capital that it was prepared to issue its fairness opinion on that date, the Board and the Special Committee discussed the proposed transactions. The Special Committee resolved that the Merger Agreement and the transactions contemplated thereby were fair, advisable and in the best interests of the Company and its shareholders, and thereafter, recommended that the Board take any and all such necessary action to approve and adopt the Merger Agreement and the transactions contemplated thereby. The Special Committee also recommended that the holders of Shares tender their Shares pursuant to the Offer. The Board accepted the recommendation of the Special Committee and, after taking into account the factors discussed in “Reasons for the Recommendation” below, resolved that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair, advisable and in the best interests of the Company and its shareholders. The Board also adopted and approved the Stock Purchase Agreement and the transactions contemplated thereby in connection with the acquisition of CVG. The Board also approved an amendment to the Company Rights Agreement to change the definition of “Distribution Date” in order to exclude the Berkshire transactions from the provisions of such Company Rights Agreement. The Board recommended that the holders of Shares tender their Shares in connection with the Offer, as such recommendation is set forth in “Recommendation of the Board of Directors” above. On the evening of July 25, 2005, subsequent to the closing of the financial markets, the Company and Berkshire executed the definitive Merger Agreement and the Company and CVG executed the Stock Purchase Agreement. A joint press release announcing the transactions was issued the morning of July 26, 2005 prior to the opening of the financial markets.

Reasons for the Recommendation of the Board
      In reaching its decision to approve the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, and recommending that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer, the most significant factors that the Special Committee evaluated, and believed supported its determination, include the following:

(1) The pending expiration of the Company’s leases with Wal-Mart. The Company’s locations inside domestic Wal-Mart stores accounted for 73% of its total store count at January 1, 2005, and 82% of its net revenue from continuing operations for the year then ended. Ninety-six (96) of the Company’s Wal-Mart leases expired between 2002 and 2004, and 24 of the Company’s Wal-Mart leases will expire during the remainder of 2005. Wal-Mart has indicated that it does not intend to extend those expiring leases and will instead operate its own corporate vision centers in the spaces the Company vacates. The Special Committee was concerned that the Company would be unable to successfully implement the Company’s unproven Vision Center II concept (operating retail stores outside of Wal-Mart locations) on a large-scale basis that could extend the Company’s business beyond the expiration of its current licenses with Wal-Mart. It was also concerned that the Company would be unable to identify and implement other new business concepts that might extend its business.

(2) The fact that the Company and its financial advisors had explored other opportunities to obtain equity investments in the Company, since as early as May 2004. The Company, through

TM Capital, had pursued potential transactions with various equity sponsors and others since May 2004, but the Berkshire proposal was considered to be the most advantageous.

(3) The fact that the Company is highly leveraged and the belief by the Special Committee that the Company’s ability to pursue growth opportunities was significantly restricted by the terms of its Senior Notes. The maturity of the notes in 2009 was also considered as a significant business risk for the Company. The Special Committee also noted the recent volatility of the high-yield debt market, which it believed would make it even more difficult for the Company to successfully refinance this debt in the future.

(4) The Company’s difficulty in finding suitable acquisition targets, particularly given the requirement that public companies secure audited financial statements of significant acquired businesses. The Company, with the assistance of TM Capital, had contacted various potential targets in the optical retail industry since May 2004, but none of those discussions (other than with respect to CVG) resulted in a definitive agreement.

(5) The opinion of TM Capital that, as of July 25, 2005, and based upon certain matters considered relevant by TM Capital and set forth in the opinion attached hereto as Annex B and incorporated herein by reference, the $7.25 per Share to be received by the holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. The Special Committee adopted the analyses and findings of TM Capital in its determination that the Offer and the Merger is fair to the Company’s shareholders.

(6) The market price of the Company’s common stock, which, on July 25, 2005, closed at $5.10 per share, and the approximate 42% premium over this price represented by the $7.25 per share that would be received by the Company’s shareholders in the Offer. In addition, the Special Committee considered TM Capital’s analyses of the premiums paid in comparable transactions, which indicated that the premium represented by the Offer was substantially above the mean and median premiums paid in the transactions to which TM Capital compared the Offer. Further, the Special Committee believed that the $7.25 per Share offer was the highest price that could be obtained from Berkshire.

(7) The proposed terms and conditions of the Merger Agreement. In particular, the Special Committee considered the fact that the Merger Agreement does not provide for unreasonable termination fees and expense reimbursement obligations which would have the effect of unreasonably discouraging competing bids and that, subject to the satisfaction of specified conditions, the Board would be able to withdraw or modify its recommendation to the shareholders regarding the Offer and the Merger and enter into an agreement with respect to a more favorable transaction with a third party, if such a transaction becomes available prior to the consummation of the Offer and the Merger.

(8) The fact that the Offer and the Merger are the product of arm’s-length negotiations between Berkshire and the Special Committee. These negotiations produced changes to certain terms and conditions of the Merger Agreement that are beneficial to the Company and its shareholders.

(9) The Special Committee’s belief that it was unlikely that another bidder would make a definitive proposal that would result in a transaction providing greater value to the Company’s shareholders, and its conclusion that provisions of the Merger Agreement permitting the Board, in the exercise of its fiduciary duties, to consider competing bids, and the reasonable termination fees imposed on the Company if the Board were to accept an alternative proposal, would facilitate any competing bid.

(10) The fact that the Merger Agreement provides that the Offer would not close until at least 20 business days following the commencement of the Offer, which the Special Committee believed provides for an adequate opportunity to consider alternative proposals, if any, and accompanying agreements, in order to consummate the transaction that is in the best possible interest of the Company’s shareholders.

(11) If the Merger is presented to the shareholders of the Company for approval, the ability of the Company’s shareholders who object to the Merger to obtain the “fair value” of their Shares if they exercise and perfect their dissenters’ rights under Georgia law. The Special Committee felt that it was important that Georgia law provides shareholders in some circumstances with the opportunity to exercise dissenters’ rights and to seek a determination in court of the fair value of their shares if they are dissatisfied with the consideration offered in the transaction.

(12) The fact that the Company may be managed more effectively as a private company not subject to pressures from public shareholders to maintain and grow earnings per share. The Special Committee believes that as a private company, the Company would have greater flexibility to consider business strategies that have long-term benefits, but that would adversely impact earnings per share and the market price of the Company’s common stock in the short term if the Company were public. As a private company, the Company would also have greater flexibility to wait for the financing markets to improve, because the Company would not be subject to the pressures on a public company to maintain and grow revenues on a quarterly and annual basis.

(13) The compliance, insurance, regulatory and other costs of being a public company listed on the American Stock Exchange (or any other national exchange), including the additional costs associated with complying with the Sarbanes-Oxley Act, and in particular the substantial cost to the Company for compliance with the internal audit requirements of Section 404 of such Act.

(14) The likelihood of completion of the transactions contemplated by the Merger Agreement, taking into account Berkshire’s interest in consummating the Offer and the Merger and its capital resources.

(15) The fact that the merger consideration is all cash, which provides certainty of value and complete liquidity to the Company’s shareholders, compared to a transaction in which the shareholders would receive stock or some other form of consideration.
      The Special Committee also considered certain risks and other potentially negative factors concerning the Offer, the Merger Agreement and the Merger, but ultimately determined that these factors were outweighed by the factors that supported the Special Committee’s determination. These potentially negative factors included:

(1) The inability of the shareholders of the Company to participate in the growth of the Company’s business following the consummation of the contemplated transactions.

(2) The specific inability of the Company’s shareholders to participate in the future benefits of the CVG acquisition.

(3) The fact that the consideration received by the holders of the Shares in the proposed transaction would be taxable to them.

(4) The possibility that the Offer and the Merger will not be consummated, and the risks associated with such an occurrence, including the potential obligation of the Company to pay break up fees and expenses of Berkshire and CVG, as well as the negative publicity that may be generated for the Company and the negative impact such publicity may have on its business.
      The foregoing discussion of information and factors considered and given weight by the Special Committee is not intended to be exhaustive but is believed to include all material factors, both positive and negative, considered by the Special Committee. In evaluating the transactions, the members of the Special Committee considered their knowledge of the business, financial condition and prospects of the Company, and the views of management of the Company and the Company’s financial and legal advisors. In view of the wide variety of factors considered in connection with its evaluation of the transactions, the Special Committee did not find it practicable to, and did not, assign relative weights to the factors or determine that any factor was of particular importance in comparison with any other factors. Rather, the Special Committee viewed its determination and recommendation as a totality of the information presented to and considered by it.

Fairness Opinion
      TM Capital rendered its opinion to the Special Committee that, as of July 25, 2005, and based upon and subject to the factors, assumptions, qualifications and limitations described in the written opinion, the $7.25 per Share in cash to be received by the holders of the Shares in the Offer and the Merger is fair from a financial point of view to such holders.
      Below follows a summary of the fairness opinion rendered by TM Capital to the Special Committee. The full text of the written opinion of TM Capital, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken by TM Capital, is attached hereto as Annex B. You should read the fairness opinion in its entirety. TM Capital provided its opinion for the information and the assistance of the Special Committee in connection with their consideration of the Offer, the Merger, the Merger Agreement, and the transactions contemplated thereby. The fairness opinion rendered by TM Capital is not a recommendation as to whether any holder of Shares should tender such Shares in connection with the Offer or whether any holder of Shares should seek to perfect his or her dissenter’s rights in connection with the Merger.
      The Special Committee of the Board of Directors of the Company requested that TM Capital render an opinion as to whether or not the proposed cash consideration to be received by the shareholders of the Company pursuant to the Offer and the Merger was fair to the shareholders of the Company from a financial point of view. TM Capital provided its oral opinion to the Special Committee during its meeting on July 25, 2005 and delivered its written opinion as of that same date. The full text of the written opinion of TM Capital setting forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion is attached as Annex B.
      In arriving at the opinion set forth in Annex B, TM Capital, among other things:

•	reviewed the Company’s Annual Reports on Form 10-K and related financial information for the years ended December 29, 2001, December 28, 2002, January 3, 2004 and January 1, 2005, the Company’s Quarterly Report on Form 10-Q and the related unaudited financial information for the three months ended April 2, 2005 and the Company’s Proxy Statement for the Annual Meeting of Shareholders held on June 29, 2004;

•	reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished by the Company;

•	reviewed audited financial statements for CVG for the years ended December 31, 2003 and 2004, together with unaudited financial information for CVG;

•	reviewed financial forecasts prepared by the Company regarding a pro forma combination of the Company with CVG;

•	conducted discussions with members of senior management of the Company concerning its businesses and prospects and visited the headquarters and certain store locations of the Company and CVG;

•	reviewed the historical market prices and trading activity for the Shares and compared them with that of certain publicly traded companies which TM Capital deemed to be relevant;

•	compared certain financial information for the Company with that of certain publicly traded companies which TM Capital deemed to be relevant;

•	compared the proposed financial terms of the Offer and Merger with the financial terms of certain other mergers and acquisitions which TM Capital deemed to be relevant;

•	reviewed the Merger Agreement and the Stock Purchase Agreement;

•	reviewed the strategic and financial alternatives pursued by TM Capital and the Company since TM Capital’s retention as the Company’s financial advisor; and

•	reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as TM Capital deemed necessary, including its assessment of general economic, market and monetary conditions.
      TM Capital relied upon the accuracy and completeness of all of the financial, accounting and other information made available by the Company for purposes of rendering its opinion. In addition, TM Capital did not make an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and TM Capital was not furnished with any such evaluation or appraisal.
      The following is a summary of the material analyses used by TM Capital in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the analyses performed by TM Capital. The order of analyses described, and the result of those analyses, does not represent relative importance or weight given to those analyses by TM Capital. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 25, 2005 and is not necessarily indicative of current market conditions.
      Parties Contacted. In light of the expected run-off of the Company’s Wal-Mart locations and its restrictive capital structure, and pursuant to TM Capital’s retention by the Company in May 2004, TM Capital was authorized by the Board to simultaneously pursue courses of action that could (i) enable the Company to obtain financial resources to provide debt and/or equity to refinance its Senior Notes and (ii) enable the Company to acquire a business that could potentially enhance future growth and shareholder value. During the course of this initial process, TM Capital contacted 41 equity sponsors and 57 senior and subordinate lenders. TM Capital received limited initial interest in a refinancing of the Company’s business due to credit quality concerns arising from the projected run-off of its Wal-Mart business and the unproven nature of its growth strategies. Simultaneously with contacting potential financing sources, TM Capital pursued four principal acquisition opportunities, including CVG, on behalf of the Company. In conjunction with its continued pursuit of the CVG acquisition, TM Capital contacted 12 senior and subordinate lenders and 18 equity sponsors to arrange the related financing. TM Capital also noted that the Company issued a press release on May 18, 2004 regarding the Company’s retention of TM Capital to review strategic alternatives.
      Projected Financial Information. TM Capital reviewed two cases of projected financial information prepared by the management of the Company related to the future prospects of the Company under two distinct sets of assumptions. The first scenario was based upon the Company’s existing operations (the “Standalone Case”) for the fiscal years ending 2005-2010. Among other things, the Standalone Case assumes the following:

•	U.S. Wal-Mart locations decrease from 270 at the end of 2005 to 129 at the end of 2010.

•	A total of 60 new Vision Center II locations are opened during the projection period and a total of 10 new Military locations.

•	Vision Center II sales per store grow over 5 years to 100% of prior Wal-Mart store sales.

      A summary of the results of the Standalone Case is below:
NVI — Stand-Alone Projections 2005-2010

	2005	2006	2007	2008	2009	2010

	($ in millions)
Revenues	$233.8	$225.9	$196.8	$187.3	$183.9	$176.4
EBITDA	$29.2	$23.4	$18.2	$17.0	$19.3	$18.2
Net Debt	$60.8	$50.4	$44.8	$37.0	$26.6	$15.2
Store Count	401	331	308	290	267	260
Earnings per Share	$0.90	$0.35	$(0.13)	$(0.19)	$0.17	$0.27
Weighted Average Shares (000’s)	5,582	5,582	5,582	5,582	5,582	5,582
      TM Capital noted that given the expected run-off of the Company’s Wal-Mart business, there are no assurances that management would be able to achieve the expected levels of profitability. TM Capital also noted that the Company’s Vision Center II concept has only been recently implemented and is of modest scale compared to the scope of the Company’s business.
      Given the corporate opportunity the CVG acquisition presented, TM Capital believed it appropriate to also analyze the potential impact of the CVG acquisition on the Company (the “NVI/CVG Case”). Among other things, the NVI/CVG Case assumes the following:

•	$88 million enterprise value purchase price for CVG

•	CVG purchase price funded and existing Company debt refinanced through (i) a $28 million investment from a private equity partner; and (ii) $153 million of senior and subordinate financing

•	Store count increases in 2005 reflecting the acquisition of CVG’s 116 stores and an additional 23 stores at the Company; a total of 204 America’s Best stores are opened from 2006-2010; assumptions regarding Wal-Mart locations are the same as the Standalone Case

•	EBITDA is adjusted to reflect the cash impact of America’s Best’s Eye Care Club
      A summary of the results of the NVI/ CVG Case is below:
NVI/ CVG Combined Projections 2005-2010

	2005	2006	2007	2008	2009	2010

	($ in millions)
Revenues	$233.8	$342.9	$333.4	$350.3	$381.0	$408.9
Adjusted EBITDA	$29.2	$46.5	$42.2	$41.2	$44.5	$48.7
Net Debt	$129.0	$105.8	$89.2	$73.6	$52.1	$23.6
Store Count	517	459	456	480	498	533
Earnings per Share	$0.90	$(0.12)	$(0.12)	$(0.02)	$0.20	$0.44
Weighted Average Shares (000’s)	5,582	10,700	10,700	10,700	10,700	10,700
      TM Capital noted that the NVI/ CVG Case would be contingent upon, among other things, (i) obtaining an investor to replace Berkshire’s proposed equity investment given Berkshire’s unwillingness to proceed with the above described transaction structure, (ii) obtaining such investment on terms identical to those previously proposed by Berkshire, and (iii) holding the CVG transaction in place on the previously agreed terms during this period (see “Background of the Offer and Merger”). TM Capital noted that achieving this result would be extremely difficult.
      The projected financial information set forth above was not prepared with a view toward public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants with respect to projected financial information. The projected financial information is not fact and readers are cautioned not to place undue reliance on such information.
      Neither the Company’s independent public auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the projected financial information set forth above, nor have they expressed any opinion or any other form of assurance on such information or its achievability.
      The projected financial information set forth above reflects numerous assumptions and estimates made by the management of the Company as well as uncertainties considered by the management of the Company, with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the Company’s control. The assumptions and estimates underlying the projected financial information are inherently uncertain and, though considered reasonable by the Company’s management as of the date of their preparation, are subject to a wide variety of significant business, economic, market and financial and competitive risks and uncertainties that could cause actual results to differ materially from those set forth above. Accordingly, there can be no assurance that the projected financial information is indicative of the future performance of the Company or CVG or that actual results will not materially differ from those presented in the projected financial information. The Company expects that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. Neither the Company or any of its representatives has made, or makes, any representation to any person, other than to TM Capital, regarding the projected financial information, and none of them has or intends to update or otherwise revise the projected financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projected financial information are shown to be in error.
      Limited Life Analysis. In order to address the atypical characteristics of the Company’s business, which relies principally on cash flow from its time-limited Wal-Mart locations, TM Capital performed analyses to assess comparability between the Company’s operations and those of businesses not subject to such time limitations. TM Capital noted the following:

•	The Company’s Wal-Mart locations provided approximately 95% of the Company’s store-level EBITDA for the fiscal year ended January 1, 2005.

•	These leased locations have a limited lease term and Wal-Mart has indicated that leases will not be renewed except in the case of Wal-Mart Supercenter conversions. The leases are scheduled to expire over the next 13 years and have a weighted average life of approximately 5 years. The cash flow generated in these locations over the remaining life should approximate the cash flow generated if all current Wal-Mart locations were retained for a five-year period and then simultaneously expired.

•	While the Company’s Vision Center II concept represents an opportunity to extend the profit potential of these locations, the concept is in test mode and the existing locations have not matured to the point of assessing their long-term potential.

•	The valuation multiple applicable to the current results generated by a business with a weighted average life of five years is materially different than that applicable to a perpetual business.
      TM Capital conducted an analysis that determined that, with an assumed discount rate of 15% and a growth rate of 5%, the appropriate multiple for a five-year time-limited business is approximately 36.5% of the appropriate multiple for a perpetual business. TM Capital employed this adjustment in its selected publicly traded company analysis and in its selected transaction analysis (the “Adjusted Multiples”).
      Selected Publicly Traded Companies Analysis. In order to assess how the public market values shares of publicly traded companies with similar characteristics to the Company, TM Capital reviewed and compared specific market, financial and operating data relating to the Company with the following selected companies that TM Capital deemed comparable:

CPI Corp.	De Rigo S.p.A.
Fielmann AG	Finlay Enterprises, Inc.
Luxottica Group S.p.A.	Oakley, Inc.
      TM Capital chose these companies based on their general similarity to the Company, noting however that many of these companies are significantly larger than the Company in terms of revenues, assets and market capitalization and several are international conglomerates with world-wide or European manufacturing and retail optical operations. Others operate in different retail sectors, but under leased department arrangements similar to the Company. TM Capital noted that none of the companies in its selected universe were, to its knowledge, subject to an expected run-off without a possibility of renewal of leased locations like the Company. Due to the inherent differences between the business, operations and prospects of the Company and the business, operations and prospects of each of the companies included in the comparable companies, TM Capital believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the Selected Publicly Traded Companies Analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of the Company and the companies included in the Selected Publicly Traded Companies Analysis that would affect the public trading values of each.
      TM Capital used the latest publicly available financial statements for each of the selected companies and market data as of July 15, 2005. TM Capital reviewed multiples of enterprise value to Net Sales, Gross Profit, Operating Income and Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”). For purposes of determining the Company’s value relative to the selected public companies, TM Capital focused on Enterprise Value to EBITDA. The median multiple for the publicly traded companies’ Enterprise Value to Latest Twelve-Month (“LTM”) EBITDA was 7.8x. The median multiple for the publicly traded companies’ Enterprise Value to Historical Average EBITDA was 7.1x. Applying a 36.5% factor to these multiples to adjust for the expected limited life of NVI’s operations resulted in Adjusted Multiples of LTM and Historical Average EBITDA of 2.9x and 2.6x, respectively. Based on the proposed $7.25 per share Offer price, the Company’s multiples of LTM and Historical Average EBITDA were 3.0x and 3.5x, respectively.
      Selected Transaction Analysis. TM Capital reviewed publicly available information for five recently completed merger or acquisition transactions in the retail optical industry. TM Capital chose the transactions used in the Selected Transaction Analysis based on the general similarity of the target companies in the transactions to the Company. The selected transactions considered by TM Capital included:

•	December 2, 2004 — Moulin Global Eyecare’s acquisition of Eye Care Centers of America;

•	February 3, 2004 — Hal Investments and Multibrands SAS’s acquisition of GrandVision SA;

•	January 26, 2004 — Luxottica’s acquisition of Cole National Corp.;

•	April 29, 2003 — Luxottica’s acquisition of OPSM Group, Ltd.; and

•	May 14, 2002 — Kayak Acquisition Corp’s acquisition of U.S. Vision, Inc.
      TM Capital noted that many of these transactions involve international optical retailers or optical retailers with significantly larger operations than the Company that, among other things, are not principally reliant on operations within one host environment. TM Capital also noted that the transactions selected involve companies with financial conditions and prospects significantly different from the Company. Due to the inherent differences between the business, operations and prospects of the Company and the business, operations and prospects of each of the companies included in the Selected Transaction Analysis, TM Capital believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the Selected Transaction Analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of the Company and the companies included in the Selected Transaction Analysis that would affect the values of each.
      Enterprise values for the selected merger and acquisition transactions ranged from $40.8 million to $873.2 million. Because of the diverse nature of the selected transactions and the broad range of transaction values, TM Capital deemed the median multiples of Enterprise Value to LTM EBITDA and Historical Average EBITDA to be most relevant to the proposed Offer. Median multiples of LTM EBITDA and Historical Average EBITDA were 9.8x and 8.5x, respectively. Applying a 36.5% factor to these multiples to adjust for the expected limited life of the Company’s operations resulted in Adjusted Multiples of LTM and Historical Average EBITDA of 3.6x and 3.1x, respectively. Applying the proposed $7.25 per share purchase price, the Company’s multiples of LTM and Historical Average EBITDA were 3.0x and 3.5x, respectively.
      Stock Price and Trading History. TM Capital reviewed the historical prices and indexed performance of the Company’s common stock for the year ending July 15, 2005 and for the year-to-date ending July 15, 2005. The Company’s stock price performance over the one-year period ending July 15, 2005 was significantly better than the relative performance of the S&P 500, the S&P Specialty Retail Index and the blended performance of the selected publicly traded comparable companies. Additionally, TM Capital analyzed the volume of Shares traded at various price ranges for the one-year period ending July 15, 2005 and for the year-to-date period ending July 15, 2005. For the one-year period ending July 15, 2005, 84.4% of the volume of shares traded at or below the proposed cash transaction price of $7.25. For the year-to-date period ending July 15, 2005, 98.3% of the volume of shares traded at or below the proposed cash transaction price of $7.25.
      Discounted Cash Flow Analysis. Based upon the Standalone Case and NVI/CVG Case provided to it by the Company, TM Capital performed discounted cash flow analyses for the fiscal years 2006 — 2010. All cash flows were discounted to the end of Fiscal Year 2005 and terminal values were based on estimated 2010 EBITDA and EBITDA multiples. In the Standalone Case, the Company pursues a store growth strategy driven by its Vision Center II concept. Despite the new store growth, revenues decline from $226 million to $176 million and EBITDA falls from $23 million to $18 million over the period. For the Company’s operations on a Standalone basis, TM Capital used discount rates of 15.0%, 17.5% and 20.0% and terminal value multiples of 3.5x, 4.0x and 4.5x, reflecting the risks inherent in the Company’s Vision Center II growth strategy and the limited economic life of its Wal-Mart business. Using these discount rates and terminal multiples, the discounted cash flow analysis of the Company’s business on a stand-alone basis implied a present value ranging from $1.62 to $5.40 per share with a median value of $3.36 per share.
      In the discounted cash flow analysis based upon the NVI/CVG Case, management’s projections assume, among other things, that the Company acquires CVG for $88 million, financed through the issuance of debt and an equity investment, refinances its debt and pursues an aggressive growth strategy using CVG’s America’s Best retail concept. In this scenario, revenues increase from $343 million to $409 million. EBITDA, adjusted for deferred revenue from CVG’s Eye Care Club, increases modestly from $47 million to $49 million. TM Capital applied discount rates of 15.0%, 17.5% and 20.0% and terminal value multiples of 4.0x, 4.5x and 5.0x, reflecting the risks of aggressive growth through CVG’s America’s Best concept and the portion of the combined entity’s revenues generated from the Company’s historical business. Using these discount rates and terminal multiples, the discounted cash flow analysis of the Company’s business combined with CVG implied a present value ranging from $3.54 to $8.62 per share with a median value of $5.89 per share.
      Premiums Paid Analysis. TM Capital performed an analysis of 95 domestic merger and acquisition transactions announced between January 1, 2004 and July 15, 2005 with transaction values ranging from $10 million to $150 million where the target company had publicly traded shares. For these transactions, the median premium paid relative to the stock price one week prior to announcement and four weeks prior to announcement was 25.0% and 29.9%, respectively. The implied premium to the Company’s stock price, calculated using a $7.25 price, for the one week prior and four weeks prior periods was 47.4% and 41.6%, respectively.
      Summary. TM Capital performed a summary analysis applying the median results of each valuation methodology to the Company’s results to calculate a per share result. In the Selected Publicly Traded Company Analysis, the median LTM and historical average EBITDA multiple were 7.8x and 7.1x, respectively. TM Capital then adjusted each multiple by a factor of 36.5% to take into account the expected limited life of the Company’s business, resulting in adjusted EBITDA multiples of 2.9x and 2.6x for the LTM and historical average periods, respectively. TM Capital then applied the Company’s LTM EBITDA of $33.2 million and historical average EBITDA of $28.8 million to each respective multiple, resulting in enterprise value data points of $94.6 million and $74.6 million. TM Capital deducted NVI’s net debt of $61.5 million as of April 2, 2005 to calculate equity values of $33.1 million and $13.1 million, respectively. Based upon the Company’s 5,390,679 shares outstanding as of April 2, 2005, the calculated equity values per share using this methodology were $6.15 and $2.43, respectively.
      In the Selected Transaction Analysis, the median LTM and historical average EBITDA multiple were 9.8x and 8.5x, respectively. TM Capital then adjusted the multiple by a factor of 36.5% to take into account the expected limited life of NVI’s business which resulted in adjusted EBITDA multiples of 3.6x and 3.1x for the LTM and historical average periods, respectively. TM Capital then applied the Company’s LTM EBITDA of $33.2 million and historical average EBITDA of $28.8 million to each respective multiple, resulting in enterprise value data points of $118.9 million and $89.3 million. TM Capital deducted NVI’s net debt of $61.5 million as of April 2, 2005 to achieve calculated equity values of $57.4 million and $27.8 million, respectively. Based upon the Company’s 5,390,679 shares outstanding as of April 2, 2005, the calculated equity values per share using this methodology were $10.65 and $5.16, respectively.
      As part of its summary analysis, TM Capital noted that the previously discussed Discounted Cash Flow Analyses yielded median equity values of $3.36 per share based upon the Standalone Case and $5.89 per share based upon the NVI/CVG Case.
      In the Premiums Paid Analysis the median premium paid based upon the share price one week before announcement was 25.0% and the median premium paid based upon the share price four weeks before announcement was 29.9%. TM Capital applied those premiums to the Company’s share prices of $4.92 and $5.12 one week and four weeks prior to July 21, 2005, respectively. The result of applying those premiums were calculated per share values of $6.15 and $6.65 for the one week and four week time periods, respectively.
      In arriving at its opinion, TM Capital did not ascribe a specific range of value to the Company, but rather made its determination as to the fairness, from a financial point of view, of the consideration to be offered to the the Company shareholders in the proposed Offer and Merger on the basis of these financial and comparative analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary descriptions. Selecting portions of the analyses or of the summary set forth above without considering the analyses as a whole could create an incomplete view of the processes underlying TM Capital’s opinion. In arriving at its fairness determination, TM Capital considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, TM Capital made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all its analyses. No individual company or transaction used in the above analyses as a comparison is directly comparable to the Company or the proposed transaction.
      TM Capital prepared these analyses solely for the purposes of providing its opinion to the Special Committee of the Company’s Board of Directors. This opinion was not intended to and does not constitute a recommendation to any stockholder as to how to vote on any matters related to the proposed transaction. The analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, TM Capital or any other person assumes responsibility if future results are different from those forecast.
      As described above, TM Capital’s opinion to the Company’s Special Committee of the Board of Directors was one of many factors taken into consideration by the Company’s Board of Directors in making its decision and the foregoing summary does not purport to be a complete description of the analyses performed by TM Capital in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of TM Capital attached as Annex B.

Intent to Tender
      To the knowledge of the Company after making reasonable inquiry, each executive officer, director and affiliate of the Company who owns Shares intends to tender all issued and outstanding Shares held of record or issued and outstanding Shares beneficially owned by such person to the Purchaser in the Offer.

Item 5.	Person/ Assets, Retained, Employed, Compensated or Used.
      The Company retained TM Capital as financial advisor in May 2004. The Company requested that TM Capital perform such financial advisory and investment banking services for the Company as are customary and appropriate in identifying, evaluating and/or implementing various strategic or financial alternatives for the Company. Under the terms of the engagement, TM Capital has received retainer fees of $170,000, plus reimbursement for out-of-pocket expenses.
      The Company also retained TM Capital to render financial advice and a fairness opinion with respect to the transactions contemplated by the Merger Agreement. For these services, TM Capital will receive an opinion fee of $100,000. Upon the consummation of the transactions contemplated by the Merger Agreement, TM Capital will receive a fixed fee of $1,000,000, to which the retainer and opinion fees will be credited. Pursuant to an amendment to the original engagement letter, TM Capital will receive a transaction fee of $1,350,000 upon the consummation of the acquisition of CVG.
      A Managing Director of TM Capital is an investor in an investment partnership which is an investor in Berkshire Fund VI, L.P. This Managing Director did not participate in the negotiation of the terms of the Offer and the Merger and did not participate in the preparation of the opinion.
      TM Capital is a New York and Atlanta based merchant bank which advises clients on a broad range of global merger, acquisition and financing transactions. TM Capital on a regular basis provides fairness opinions and valuations to the board of directors of public and private companies.
      Neither the Company nor any person acting on its behalf of the Company has employed, retained or compensated, or intends to employ, retain or compensate, any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

Item 6.	Interest in Securities of the Subject Company.
      No transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.
      Except as set forth in this Statement and in the Offer to Purchase, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material changed in the present dividend rate or policy, or indebtedness or capitalization of the Company.

      Except as set forth in this Statement and in the Offer to Purchase, there are no transactions, board resolutions, agreements in principle, or signed contracts that have been entered into in response to the Offer that relates to one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement
      The Information Statement attached as Annex A to this Statement is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company’s stockholders, and is incorporated by reference herein.

Top Up Option
      Pursuant to the Merger Agreement, if the Purchaser receives the tender of at least 50% of the Shares through the Offer, but less than 90% of the Shares, the Purchaser and Parent shall have the right to exercise the irrevocable option (the “Top Up Option”) granted by the Company whereby the Purchaser and Parent may purchase up to 1,086,673 newly issued Shares (the “Top Up Shares”) for a consideration per Top Up Share equal to the Offer Price and then only to the extent necessary to cause the Purchaser to own 67%, 80% or 90%, as applicable, of the fully diluted shares after such issuance. The Top Up Option is not exercisable if the Purchaser does not receive the tender of at least 50% of the Shares without withdrawal of such tenders.

CVG Agreement
      Consummation of the Offer is subject to, among other customary conditions, the simultaneous completion by the Company of the acquisition of CVG. Pursuant to the Stock Purchase Agreement with CVG, the Company will pay approximately $88 million in cash to acquire all of the stock of CVG. Approximately $48 million of the purchase price will be used to repay debt and other obligations of CVG, and the remainder of the amount will be paid to the CVG shareholders. The financing for the acquisition includes a new credit facility arranged by Freeport and a cash investment by Berkshire. The Stock Purchase Agreement obligates the Company to pay a break up fee in the amount of $4 million to the CVG shareholders if the acquisition fails to close by December 22, 2005 due to the Company’s failure to close the contemplated financings. The consummation of the Company’s acquisition of CVG is conditioned upon the simultaneous closing of the Offer.

The Georgia “Short-Form” Merger Statute
      Pursuant to Section 14-2-1104 of the GBCC, if a parent corporation owns 90% or more of the outstanding shares of each class of a subsidiary corporation, the parent may cause the subsidiary to merge into the parent without the approval of the shareholders of the parent or the subsidiary (a “short-form merger”). If the Purchaser acquires 90% or more of the Shares in the Offer, it will be able to consummate the Merger as a short-form merger without holding a meeting of the Company’s shareholders. If the Purchaser does not acquire 90% of the Shares in the Offer, the Merger cannot be consummated until the Company holds a special meeting of its shareholders (and solicits proxies for such meeting in compliance with the requirements of the Exchange Act and regulations promulgated thereunder and the requirements of the American Stock Exchange) and the shareholders of the Company vote to approve the Merger, which will take substantially more time than consummation of a short form merger.

Dissenters’ Rights
      No dissenters’ rights are available in connection with the Offer. However, if the Merger is submitted to the shareholders of the Company for approval, or is consummated without the approval of the shareholders being required, the shareholders will have certain rights under Article 13 of the GBCC, including the right to dissent, and the right to demand and receive payment in cash of the fair value of their Shares. Such dissenters’ rights, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares immediately before the effectuation of the Merger (excluding any change in value arising in anticipation of the Merger) and a judgment requiring payment of the fair value in cash to such dissenting holders for their Shares. In addition, such dissenting holders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. Any determination of the fair value of Shares in a court proceeding could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including, among other things, asset values and earning capacity. Therefore, the value so determined in any court proceeding could be the same as, or more or less than, the price paid in the Offer and the Merger.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated as of July 28, 2005 (incorporated by reference to Exhibit(a)(1) to the Schedule TO filed by Parent on July 28, 2005).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(2) to the Schedule TO filed by Parent on July 28, 2005).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(3) to the Schedule TO filed by Berkshire on July 28, 2005).

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(4) to the Schedule TO filed by Berkshire on July 28, 2005).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(5) to the Schedule TO filed by Berkshire on July 28, 2005).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit(a)(6) to the Schedule TO filed by Berkshire on July 28, 2005).

(a)(1)(G)	Joint Press Release issued by Parent and the Company on July 26, 2005 (incorporated by reference to Exhibit(a)(7) to the Schedule TO filed by Berkshire on July 26, 2005).

(a)(1)(H)	Summary Advertisement published July 28, 2005 (incorporated by reference to Exhibit(a)(8) to the Schedule TO filed by Berkshire on July 28, 2005).

(a)(5)(A)	Letter to shareholders from Peter T. Socha, Chairman of the Board of the Company, dated July 28, 2005.

(a)(5)(B)	Opinion of TM Capital Corp., dated July 25, 2005 (included as Annex B hereto).

(a)(5)(C)	Information Statement of the Company pursuant to Section 14(f) of the Securities Exchange Act, dated July 28, 2005 (included as Annex A hereto).

(e)(1)	Agreement and Plan of Merger, dated as of July 25, 2005, by and among Purchaser, Parent and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company on July 28, 2005).

(e)(2)	Form of Change in Control Agreement (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 1996).

(e)(3)	2004 Equity Incentive Plan (incorporated by reference to the Company’s Definitive Proxy Statement filed by the Company on May 3, 2004).

(e)(4)	Amended and Restated Articles of Incorporation of the Company dated April 8, 1992, as amended (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form 8-A filed by the Company on August 9, 2001).

(e)(5)	Amended and Restated By-Laws of the Company, and amendments thereto (incorporated by reference to the Registration Statement on Form S-1, registration number 33-46645, filed by the Company on March 25, 1992).

(e)(6)	Confidentiality Agreement dated February 23, 2005, between the Company and Berkshire (incorporated by reference to Exhibit(d)(2) to the Schedule TO filed by Berkshire on July 28, 2005).

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONAL VISION, INC.

By:	/s/ Mitchell Goodman

Mitchell Goodman
Senior Vice President,
General Counsel and Secretary
Dated: July 28, 2005

ANNEX A
NATIONAL VISION, INC.
296 Grayson Highway
Lawrenceville, Georgia 30045
Information Statement Pursuant to Section 14(f)
of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder
      This Information Statement is being mailed on or about July 28, 2005 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Statement”) of National Vision, Inc., a Georgia corporation (the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by Vision Acquisition Corp., a Georgia corporation (the “Purchaser”) and a wholly-owned subsidiary of Vision Holding Corp., a Delaware corporation (“Parent”), to a majority of seats on the Board of Directors (the “Board”) of the Company. As of July 25, 2005, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and the Purchaser, pursuant to which the Purchaser is required to commence a tender offer to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, including the associated rights (the “Rights”) to purchase Series A Participating Cumulative Preferred Stock, par value $0.01 per share, issued pursuant to the Rights Plan dated as of January 27, 1997 (as amended from time to time, the “Company Rights Agreement”), between the Company and American Stock Transfer & Trust Company (together, “Shares”), at a price per Share of $7.25, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the Offer to Purchase, dated July 28, 2005 (the “Offer to Purchase”) and the related Letter of Transmittal, dated July 28, 2005 (the “Letter of Transmittal” which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, collectively constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are being mailed to the shareholders of the Company, together with this Information Statement, and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO, dated July 28, 2005 (the “Schedule TO”) that was filed by the Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on July 28, 2005.
      The Merger Agreement provides, among other things, that upon completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the Georgia Business Corporation Code (the “GBCC”), the Purchaser will be merged with and into the Company (the “Merger”). At the effective time of the Merger (the “Effective Time”), the Company will continue as the surviving corporation and a wholly-owned subsidiary of Parent, and each Share (other than Shares held by the Company, the Purchaser, or Parent or, if applicable, by shareholders who perfect dissenters’ rights under the GBCC) will be converted into the right to receive the per Share amount paid pursuant to the Offer.
      The Offer, the Merger and the Merger Agreement are more fully described in the Statement to which this Information Statement is attached as Annex A, which was filed by the Company with the SEC on July 28, 2005 and which is being mailed to shareholders of the Company along with this Information Statement.
      This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Parent, the Purchaser or Purchaser’s Designees (as defined below) of Parent or the Purchaser have been provided by Parent.
      YOU ARE REQUESTED TO READ THIS INFORMATION STATEMENT VERY CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ACTION IN CONNECTION WITH THE MATTERS SET FORTH HEREIN.

      Pursuant to the Merger Agreement, the Offer commenced on July 28, 2005. The Offer is set to expire at 12:00 midnight on Thursday, August 25, 2005, unless the Purchaser extends it.
INFORMATION REGARDING PURCHASER’S DESIGNEES
      The information contained herein concerning the Purchaser’s Designees (as defined herein) has been furnished to the Company by Parent and its designees. Accordingly, the Company assumes no responsibility for the accuracy or completeness of the information.
      The Merger Agreement provides that promptly upon the first acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors on the Company Board as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by the Purchaser plus the number of Shares otherwise owned by the Purchaser or any other subsidiary of Parent bears to (ii) the number of such Shares outstanding, and the Company shall, at such time, cause the Purchaser’s designees (the “Purchaser’s Designees”) to be so elected.
      If the Purchaser’s Designees are appointed or elected to the Board, until the Effective Time the Board shall have at least two directors who are directors on the date of this Agreement and who are not officers of the Company (the “Independent Directors”). If the number of Independent Directors shall be reduced below two for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who are not officers, shareholders or affiliates of the Company, Parent or the Purchaser, and such persons shall be deemed to be Independent Directors. Subject to applicable law, the Company shall take all action requested by Parent necessary to effect any such election, including mailing to its shareholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company shall make such mailing with the mailing of the Schedule 14D-9 (provided that the Purchaser shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to the Purchaser’s Designees). In connection with the foregoing, the Company shall promptly, at the option of the Purchaser, either increase the size of the Board or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser’s Designees to be elected or appointed to the Board as provided above.
      The Purchaser’s Designees will be selected by the Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Purchaser’s Designees currently is a director of, or holds any positions with, the Company. The Purchaser has advised the Company that, to the best of the Purchaser’s knowledge, except as set forth below, none of the Purchaser’s Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Parent, the Purchaser and the Company that have been described in the Schedule TO or the Statement.

      The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as the Purchaser’s Designees are set forth below. The business address of each person listed below is c/o Berkshire Partners LLC, One Boston Place, Suite 3300, Boston, MA 02108.

Name	Age	Principal Occupation

D. Randy Peeler	40	D. Randy Peeler is a Managing Director of Berkshire Partners LLC, a private equity investment firm, and has held that position for more than the past five years. Mr. Peeler also serves as a director for Casella Waste Systems (NASDAQ: CWST).
Lawrence Hamelsky	35	Lawrence Hamelsky is a Principal of Berkshire Partners LLC, a private equity investment firm, and has held that position for more than the past five years.
Bradley M. Bloom	52	Bradley M. Bloom is a Managing Director of Berkshire Partners LLC, a private equity investment firm, and has held that position for more than the past five years. Mr. Bloom also serves as a director for Carter’s Inc. (NYSE: CRI)
INFORMATION REGARDING THE COMPANY
General
      Each Share entitles the holder to one vote. As of July 21, 2005 there were 5,460,668 Shares issued and outstanding.
Beneficial Ownership of Shares of Common Stock
      For the purposes of the beneficial ownership information contained in the tables below, the SEC deems a beneficial owner of a security to include any person who, directly or indirectly, through any contract, arrangement, understanding relationship or otherwise has or shares voting power (which includes the power to vote, or to direct the voting of a security), and/or investment power (which includes the power to dispose, or to direct the disposition of, such security. Except as otherwise noted, each beneficial owner identified in the tables below has sole voting power and sole investment power with respect to the Shares beneficially owned by such person. In addition, the Merger will accelerate the vesting of all stock options under the Company’s stock option plans. The information set forth below gives effect to all such vesting in determination of beneficial ownership.

Share Ownership of Directors and Executive Officers
      The following table sets forth information, as of July 21, 2005, concerning beneficial ownership by all directors, by each of the executive officers named in the Summary Compensation Table below, and by all directors and executive officers as a group.

	Number of		Percent of
	Shares		Outstanding
	Beneficially		Common
Name and Address of Beneficial Owner(1)	Owned		Stock

Reade Fahs	253,980	(a)	4.5
Jeffrey A. Snow	95,000	(b)	1.7
B. Robert Floum	49,800	(c)	*
James W. Krause	31,250	(d)	*
Peter T. Socha	45,000	(e)	*
Marc B. Nelson	26,700	(f)	*
Paul A. Criscillis, Jr.	36,000	(g)	*
Mitchell Goodman	29,647	(h)	*
J. Bruce Steffey	67,750	(i)	1.2
Robert A. Stein	29,951	(h)	*
All directors and executive officers as a group (fifteen persons)	774,944		13.1	(2)

*	Represents less than one percent of the outstanding Common Stock.

(1)	The address of the persons named is 296 Grayson Highway, Lawrenceville, GA 30045.

(2)	A total of 5,927,968 shares of common stock deemed outstanding for purposes of this calculation.

(a)	Includes 165,600 shares that Mr. Fahs has the right to acquire pursuant to a stock option granted by the Company.

(b)	Includes 28,750 shares that Mr. Snow has the right to acquire pursuant to stock options granted by the Company. Vesting of 16,250 of these Shares will accelerate in connection with the consummation of the Offer.

(c)	Includes 45,000 shares that Mr. Floum has the right to acquire pursuant to stock options granted by the Company. Vesting of 16,250 of these Shares will accelerate in connection with the consummation of the Offer.

(d)	Represents 31,250 shares that Mr. Krause has the right to acquire pursuant to stock options granted by the Company. Vesting of 10,000 of these Shares will accelerate upon consummation of the Offer.

(e)	Represents 45,000 shares that Mr. Socha has the right to acquire pursuant to stock options granted by the Company. Vesting of 16,250 of these Shares will accelerate in connection with the consummation of the Offer.

(f)	Includes 25,200 shares that Dr. Nelson has the right to acquire pursuant to a stock option granted by the Company. Vesting of 7,700 of these Shares will accelerate upon consummation of the Offer.

(g)	Includes 22,000 shares that Mr. Criscillis has the right to acquire pursuant to a stock option granted by the Company. Vesting of 14,667 of these Shares will accelerate upon consummation of the Offer.

(h)	Includes 6,750 shares that this executive has the right to acquire pursuant to a stock option granted by the Company. Vesting of 2,250 of these Shares will accelerate upon consummation of the Offer.

(i)	Includes 39,000 shares that Mr. Steffey has the right to acquire pursuant to a stock option granted by the Company. Vesting of 20,000 of these Shares will accelerate upon consummation of the Offer.

Share Ownership of Five Percent or More Beneficial Owners
      The Company is not aware of any person who, on July 21, 2005, was the beneficial owner of five percent (5%) or more of outstanding Shares, except as set forth below.

	Number of	Percent of
	Shares	Outstanding
	Beneficially	Common
Name of Beneficial Owner	Owned	Stock

Northeast Investors Trust(a)	394,591	7.2
Boston Avenue Capital, LLC(b)	338,700	6.2
American Express Financial Corporation(c)	329,879	6.0
T2 Partners Management, LP(d)	551,000	10.1

(a)	This information is derived solely from a Schedule 13G filed on February 8, 2005. The address of this shareholder is 50 Congress Street, Room 1000, Boston, Massachusetts 02109.

(b)	This information is derived solely from a Schedule 13G filed on July 23, 2004. The address of this shareholder is 415 South Boston, 9th Floor, Tulsa, Oklahoma 74103.

(c)	This information is derived solely from a Schedule 13G filed on February 11, 2005. The address of this shareholder is 50605 AXP Financial Center, H27/52, Minneapolis, Minnesota 55474.

(d)	This information is derived solely from a Schedule 13G filed on May 18, 2005. The address of this shareholder is 145 E. 57th Street, Suite 1100, New York, New York 10022.

The Board of Directors of the Company

Current Members of the Board
      The Company’s Board currently consists of five members. The Company’s directors hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified. The following information is provided, as of July 21, 2005, regarding current directors:

Name	Age	Positions with the Company

Peter T. Socha	46	Chairman of the Board
B. Robert Floum	71	Director
James W. Krause	60	Director
Marc B. Nelson	44	Director
Jeffrey A. Snow	53	Director
      Mr. Socha joined the Company in October 1999 as Senior Vice President, Strategic Planning. He served as Senior Vice President, Strategic Planning and Managed Care from February 2000 through June 2001. He became a director in February 2000 and was elected as Chairman of the Board in May 2002. In March 2003, he became President and Chief Executive Officer of James River Coal Company (NASDAQ: JRCC), a firm engaged in the mining, processing, and sale of steam coal. At James River, Mr. Socha was also responsible for managing its reorganization under Chapter 11 of the federal bankruptcy code, which was instituted shortly after he joined that company.
      Mr. Floum became a director in June 2001. From March 2000 through January 2001, he was acting Chief Operating Officer of Stage Stores. He served as Chief Operating Officer of Jumbo Sports, a sporting goods company, from February 1998 through July 1999. He is a member of the Board of Directors of Holiday Diver, Inc., a Florida company engaged in the retail sale of water sports equipment.
      Mr. Krause joined the Company in April 1994 as President and Chief Executive Officer and a director. He was named Chairman of the Board in June 1995 and retired as an executive of the Company at the beginning of January 2003.
      Dr. Nelson is an optometrist licensed in New Jersey and Pennsylvania. Since 1992, he has been the president and sole shareholder of Nelson Eye Associates, P.C., which operates ten optometric clinics in retail optical locations owned by the Company. He became a director in May 2002.
      Mr. Snow became a director in June 2001. He was President of Hi Fi Buys, Inc. from April 1982 through May 1997. He is currently Chairman of Snows and Associates, LLC, a consulting firm, where he has served since 1997. He was a certified public accountant for 25 years.

Director Compensation
      Non-employee directors of the Company receive an annual retainer of $60,000 and also receive medical and dental benefits. Non-employee directors are also eligible to participate in the 2004 Equity Incentive Plan, which was approved by the shareholders at the 2004 Annual Meeting of Shareholders. Each director received an option for 10,000 Shares as of the date of that meeting. All current directors are non-employee directors.

Board Meetings and Committees
      The Board has three separately designated standing committees: the Audit Committee; the Compensation Committee; and the Nominating Committee. For the purposes of this section “fiscal 2004” refers to the fiscal year ending January 3, 2005. The Board met in person or via teleconference 12 times during fiscal 2004. During fiscal 2004, the Audit Committee met 14 times, the Compensation Committee met ten times, and the Nominating Committee met one time, either in person or via teleconference. Each Director attended or participated in at least 75 percent of the meetings of the Board and of any committee of which he was a member. The members of each of these Committees are listed below.

      Audit Committee. The members of the Audit Committee are Jeffrey A. Snow, Chair of the Audit Committee, B. Robert Floum and Peter T. Socha. The Board has previously determined that each of Mr. Snow and Mr. Socha is an audit committee financial expert within the meaning of applicable regulations of the SEC. Each of these individuals is independent under the listing standards of the American Stock Exchange.
      The duties and responsibilities of the Audit Committee include the following:

•	Monitoring the Company’s financial reporting process and internal control system;

•	Reviewing the independence and performance of the independent auditors and the internal accounting department;

•	Selecting and evaluating the independent auditors; and

•	Monitoring compliance by the Company with legal, regulatory and ethical requirements.
      Nominating Committee. The members of the Nominating Committee are B. Robert Floum, Chair of the Nominating Committee, and Peter T. Socha. Each of these individuals is independent under the listing standards of the American Stock Exchange.
      The Nominating Committee is responsible for recommending and nominating individuals for election or re-election as directors. The Nominating Committee will consider recommendations for nominees for directorships submitted by shareholders, subject to its procedures and the provisions of the Company’s By-Laws.
      The Committee may consider and make recommendations to the Board concerning a nominee for director submitted by a shareholder who has beneficially owned more than 5% of the Company’s outstanding Common Stock for more than one year at the time of the shareholder’s submission of a nominee. Nominations of individuals for election to the Board at any annual meeting of shareholders may be made by any shareholder of the Company entitled to vote for the election of directors at that meeting by complying with the procedures set forth in Article III, Section 3 of the Company’s By-Laws.
      This provision of the Company’s By-Laws contains an advance notice procedure for the nomination of candidates for election to the Board. Notice of proposed shareholder nominations for election of directors must be given to the President of the Company not less than 14 days nor more than 50 days prior to the meeting at which directors are to be elected, unless the notice of meeting is given less than 21 days prior to the meeting, in which case the notice of nomination must be submitted not later than the 7th day following the day on which the notice of meeting was mailed to shareholders. The notice of nomination must contain information about each proposed nominee, including age, address, principal occupation, financial standing, plans or ideas for managing the affairs of the Company, the number of shares of stock of the Company beneficially owned by such nominee and such other information as would be required to be disclosed under the Exchange Act in connection with any acquisition of shares by such nominee or with the solicitation of proxies by such nominee for his election as a director. Information must also be disclosed by and about the shareholder proposing to nominate that person. The chairman of a shareholder meeting may refuse to acknowledge the nomination of any person who does not comply with the foregoing procedure.
      The foregoing summary description of the By-Laws is not intended to be complete and is qualified in its entirety by reference to the text of the By-Laws.
      Director candidates should at a minimum possess the following qualifications:

•	High moral character and personal integrity;

•	Demonstrated accomplishment in his or her field;

•	Ability to devote sufficient time to carry out the duties of a director; and

•	Be at least 21 years of age.

      The Board and Committee may also consider any other information relevant in their business judgment to the decision of whether to nominate a particular candidate for a particular Board seat, taking into account the then-current composition of the Board, including without limitation, a candidate’s professional and educational background, reputation, industry knowledge and business experience, and the relevance of that background, reputation, knowledge and experience to the Company and the Board.
      The Committee from time to time considers and makes recommendations to the Board regarding what experience, talents, skills and other characteristics the Board as a whole should possess in order to maintain the Board’s effectiveness. Among other matters, the Board and Committee may consider whether there are an appropriate number of financially literate and/or independent directors to effectively staff the Company’s standing Board committees and maintain a majority of independent directors on the Board.
      The Board and Committee will evaluate each incumbent director’s continued service on the Board, in light of the Board’s collective requirements, at the time such director’s seat comes up for reelection. When the need for a new director arises (whether because of a newly created Board seat or vacancy), the Committee may proceed by whatever means it deems appropriate to identify a qualified candidate or candidates and may, for example, recommend to the Board the engagement of a director search firm.
      The charter of the Nominating Committee is available on the Company’s website, www.nationalvision.com.
      Compensation Committee. The members of the Compensation Committee are B. Robert Floum, Jeffrey A. Snow and Peter T. Socha.
      The duties and responsibilities of the Compensation Committee include the following:

•	Establishing salaries, bonuses, and the other compensation for the Company’s officers; and

•	Making awards under the Company’s 2004 Equity Incentive Plan.
Report of the Audit Committee
      In connection with the Company’s Report on Form 10-K for 2004, the Committee met and held discussions with members of management and the Company’s independent accountants, Deloitte & Touche LLP, regarding current audit activities and the plans for and results of selected internal audits. The Company’s independent accountants provided to the Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Committee discussed with the independent accountants that firm’s independence.
      Management represented to the Committee that the Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The Committee discussed with the independent accountants the matters required to be discussed by Statement on Auditing Standards No. 90 as currently in effect. On the basis of these discussions and reviews, the Committee recommended that the Board include the audited consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended January 3, 2005 for filing with the SEC.
      Management has the primary responsibility for the Company’s systems of internal controls and the overall financial reporting process. The independent accountants are responsible for performing an independent audit of the Company’s consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and for issuing a report thereon. The Committee’s responsibility is to monitor and oversee these processes. The members of the Audit Committee are not currently certified public accountants, professional auditors or experts in the fields of accounting and auditing and rely, without independent verification, on the information provided to them and on the representations made by management and the independent accountants.

      No portion of this Audit Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, through any general statement incorporating by reference in its entirety this Information Statement in which this report appears, except to the extent that the Company specifically incorporates this report or a portion of it by reference. In addition, this report shall not be deemed to be filed under either the Securities Act or the Exchange Act.

AUDIT COMMITTEE

Jeffrey A. Snow (Chairman)
B. Robert Floum
Peter T. Socha
Report of the Compensation Committee
      The Compensation Committee, which operates under a written charter adopted by the Board, reviews and approves cash and equity compensation awarded to senior management. The Committee strives to design programs that will attract, motivate and retain executives critical to the success of the Company and the creation of shareholder value. The Committee’s goal is to link compensation with the achievement of annual and longer-term performance. The fundamental strategic issues facing the Company, such as the run-off of the Company’s leases with Wal-Mart, complicate achievement of this goal.
      In 2004, the Committee again reviewed the compensation of the Company’s senior managers with the assistance of the Committee’s independent compensation consultant. The review focused particularly on the equity package of each manager in light of the circumstances of the Company and the long-range goal of increasing shareholder value.
      On the basis of this report, the Committee ultimately determined to make equity awards in 2004 that would keep the senior managers focused on the creation of long-term shareholder value. The Committee reviewed, among other factors, market compensation for the executives, as well as the tax and accounting implications of the awards. The Committee accordingly made awards of restricted stock; the Committee also awarded performance units that will have value only to the extent that the Company’s stock price increases over the price of the stock on the date of the award.
      In addition, the Committee set hurdles for incentive compensation that would reward management for generating meaningful improvement over the results in fiscal 2003. The Committee established six tiers for the payment of incentive compensation. The highest tier required a substantial per share improvement over 2003 results, exclusive of gains realized from the repurchase of the senior notes.
      The Committee has been very pleased by the performance of the Company in fiscal 2004, which set Company records for earnings and other measures. This performance was remarkable in light of the reduced number of vision centers operated by the Company in 2004. The Company’s financial results came in at the highest level of the tiers the Committee established for incentive compensation. The Committee therefore approved incentive awards for fiscal 2004 that recognized this achievement.
      In 2005, the Committee will continue to review, with the assistance of the Committee’s independent compensation consultants, the Company’s compensation polices and programs with a view to calibrating them to the Company’s strategic position, both under the Wal-Mart agreement and in the optical industry generally.
      Compensation Committee Action In 2004. Salaries. For the executive officers, the Committee approved small annual adjustments in compensation (typically ranging from 2-4% over levels in 2003). The Committee gave Bruce Steffey a larger raise in recognition of his promotion to Chief Operating Officer. The Committee’s decision was based on various factors and no specific weight was assigned to any one factor.

      Incentive Compensation. The Committee awarded incentive compensation based on the achievement by the Company of the financial goals the Committee had previously approved for fiscal 2004. The awards were at the highest level of the schedule the Committee had previously established.
      Long-term Incentives. The performance shares the Committee awarded in 2001 and 2002 provided for awards of cash and common stock if the Company attained defined financial goals in any of three separate fiscal periods: 2002, 2002-2003, and 2002-2004. Because of the outstanding results recorded by the Company in fiscal 2004, the Company met the goals for the 2002-2004 performance period. The Committee accordingly approved the issuance of the cash and stock awards for this period. The Committee also made discretionary stock and cash awards to four executive officers to acknowledge their contributions to these results. The Committee did not grant any performance shares in 2004.
      Restricted Stock Awards. The Committee approved two awards of restricted stock to each of Mr. Fahs, the other executive officers, and other members of management. Under one award, the shares will vest in their entirety on the third anniversary of the grant date. The other award vests the shares on the fifth anniversary of the grant date, but may vest the shares on the third anniversary of the grant date if the Company meets a financial goal.
      Performance Units. The Committee awarded performance units to managers. Pursuant to these awards, the Company will, for each unit awarded, make a cash payment equal to the increase in the stock price from $2.30 (the Company’s closing stock price as of the date of the award) to the average stock price in the 20 trading days ending on June 29, 2007 (the third anniversary of the date of the award).
      Stock Options. The Committee awarded a stock option for 30,000 shares to Bruce Steffey in recognition of his promotion to Chief Operating Officer. The Committee also awarded a stock option for 22,000 shares to Paul Criscillis upon his joining the Company as Chief Financial Officer. The Committee awarded the same number of shares to Des Taylor when he joined the Company as Senior Vice President, Merchandising. Under each option, one-third of the shares vest on each of the first three anniversaries of the grant date, and the exercise price was the closing price of the Company’s common stock on the date of grant.
      Other Compensation Committee Matters. The Committee remains mindful of the potential impact of Section 162(m) of the Internal Revenue Code, which can limit the deductibility of certain compensation expense in excess of $1,000,000 paid to executive officers. The Company’s substantial net operating loss carryforwards limit the impact of this Section on the compensation policies and procedures to a large degree. The Committee nevertheless continues to utilize a sub- committee to approve equity awards to the executive officers. Because the members of this sub-committee qualify as “outside directors” under the Internal Revenue Code, the stock options and other performance based equity awards granted by this sub-committee should not be subject to the limitations imposed by Section 162(m).

COMPENSATION COMMITTEE

B. Robert Floum (Chairman)
Peter T. Socha
Jeffrey A. Snow
Compensation Committee Interlocks and Insider Participation
      Messrs. Floum, Snow, and Nelson served as members of the Compensation Committee in 2004. Mr. Socha replaced Mr. Nelson as a member of the Committee in September 2004. Mr. Socha was an officer of the Company from February 2000 through June 2001.

Executive Officers of the Company
      All executive officers of the Company are elected annually by and serve at the discretion of the Board of Directors. Each of Messrs. Krause, Socha, Goodman, Ranney, and Stein were executive officers of the Company as of the time the Company filed its petition for protection under Title 11 of the United States Code. The following table sets forth, as of July 21, 2005, certain information regarding the executive officers of the Company:

Name	Age	Positions with the Company

Reade Fahs	45	President and Chief Executive Officer
J. Bruce Steffey	58	Executive Vice President, Chief Operating Officer
Jeff Busbee	44	Vice President, Human Resources and Corporate Compliance
Paul A. Criscillis, Jr	56	Senior Vice President, Chief Financial Officer
Mitchell Goodman	51	Senior Vice President, General Counsel and Secretary
Paul Gross	42	Senior Vice President, Marketing and New Ventures
Timothy W. Ranney	52	Vice President, Finance and Treasurer
Robert E. Schnelle	55	Vice President, Chief Accounting Officer
Robert W. Stein	49	Senior Vice President, Professional and Managed Care Development
Desmond F. Taylor	52	Senior Vice President, Merchandising
      Mr. Fahs joined the Company in April 2002 as President and Chief Operating Officer. He was named Chief Executive Officer in January 2003. From October 1999 until joining the Company, he served first as Chief Executive Officer, then as Executive Director, of First Tuesday, a growth stage company based in the United Kingdom. From 1997 until 1999, he served as a Managing Director of Vision Express, an optical retail company also based in the United Kingdom.
      Mr. Steffey joined the Company in September 2002 as Senior Vice President, Retail Operations. From March 1995 to January 2002 he was employed by Zale Corporation, a company engaged in the retail sales of jewelry, where he served as Senior Vice President, Store Operations. He was appointed Executive Vice President, Chief Operating Officer in March 2004.
      Mr. Busbee joined the Company in November 1995 as Director, Human Resources, was appointed a Vice President in February 2000 and assumed his current position in March 2003.
      Mr. Criscillis joined the Company in January 2004 as Senior Vice President, Chief Financial Officer and Treasurer. He served as Chief Financial Officer for Barry Real Estate Companies, a real estate management firm, from December 2002 through July 2003. He had served as Vice President, Chief Financial Officer for Suburban Lodges of America, Inc., an extended stay hotel chain, from August 1998 through May 2002.
      Mr. Goodman joined the Company as General Counsel and Secretary in September 1992 and was named a Vice President in November 1993 and Senior Vice President in May 1998.
      Mr. Gross joined the Company in August 2002 as Senior Vice President, Marketing, Frames Merchandising and New Ventures. He assumed his current position in March 2004. He had served as Vice President for PC on Call LLC, a computer technology support firm, from August 2000 until shortly before joining the Company. From September 1991 until August 2000 he was employed by LensCrafters as Director of Marketing.

      Mr. Ranney joined the Company in September 1998, was named Vice President, Corporate Controller in October 1998, and was named Vice President, Finance and Managed Care Operations in August 2003. He was appointed Vice President, Finance in May 2004. He was appointed Treasurer in February 2005.
      Mr. Schnelle joined the Company in April 2004 and in May 2004 was named Vice President, Chief Accounting Officer. Before joining the Company, he served from June 2003 as Vice President of Finance and Accounting at Wesley Hospitality, LLC., a hotel management firm. From 1999 to 2002 he served as Vice President, Treasurer and Chief Accounting Officer, at Suburban Lodges of America, Inc. From May 2002 to May 2003, he consulted for Intown Suites Management, Inc., which had acquired Suburban Lodges of America in May 2002.
      Mr. Stein joined the Company as Director of Human Resources in May 1992. In January 1993, he was appointed Vice President, Human Resources, and was appointed Senior Vice President in 1999. He was named Senior Vice President, Professional and Managed Care Development in August 2003.
      Mr. Taylor joined the Company in March 2004 as Senior Vice President, Merchandising. From 2002 to March 2004, he served as Chief Executive Officer of the U.S. subsidiary of Optoplast PLC, a company engaged in the manufacture and distribution of eyeglass cases and accessories. From 2000 to 2002, he served as Commercial Director, Dollond & Aitchison, a retail optical firm in the United Kingdom. He was previously Store Development Director of Vision Express, a retail optical firm in the United Kingdom, where he was employed from 1993 to 1999.
Executive Compensation
      The following table discloses compensation received from the Company by the Company’s Chief Executive Officer and the Company’s four most highly compensated officers other than the Chief Executive Officer (all such individuals, collectively, the “named executive officers”).

Summary Compensation Table

						Long Term Compensation

						Awards			Payouts

Annual Compensation								Securities
						Restricted		Underlying
	Fiscal			Other Annual		Stock		Options/	LTIP		All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)	Compensation ($)		Award(s) ($)		SARs (#)	Payouts ($)		Compensation ($)

Reade Fahs	2004	310,000	369,000	—		46,000	(1)	—	393,000	(2)	—
President and Chief Executive	2003	300,000	69,000	46,000	(3)	22,300	(4)	—	44,000	(5)	—
Officer	2002	198,000	103,000	54,000	(6)	63,400	(7)	165,600	10,000	(8)	—
J. Bruce Steffey	2004	245,000	251,000	197,000	(9)	23,000	(10)	30,000	—		—
Executive Vice President and	2003	217,000	38,000	9,000	(11)	11,000	(12)	—	—		—
Chief Operating Officer	2002	40,000	32,000	31,000	(6)	—		9,000	—		—
Mitchell Goodman	2004	207,000	185,000	—		23,000	(10)	—	79,000	(13)	—
Senior Vice President, General	2003	198,000	34,000	—		11,000	(12)	—	9,000	(14)	—
Counsel and Secretary	2002	190,000	37,000	—		—		—	10,000	(8)	—
Paul A. Criscillis, Jr.	2004	205,000	181,000	79,000	(15)	23,000	(10)	22,000	—		—
Senior Vice President, Chief	2003	—	—	—		—		—	—		—
Financial Officer	2002	—	—	—		—		—	—		—
Robert A. Stein	2004	185,000	163,000	—		23,000	(10)	—	79,000	(13)	—
Senior Vice President,	2003	163,000	28,000	—		11,000	(12)	—	9,000	(14)	—
Professional and Managed	2002	157,000	28,000	—		—		—	10,000	(8)	—
Care Development

(1)	Mr. Fahs was granted 20,000 shares of restricted stock on June 29, 2004 in two grants of 10,000 shares each. Under the first grant, all shares vest on the third anniversary of the grant date. Under the second grant, all shares vest on the fifth anniversary of the grant date and may vest on the third anniversary of the grant date if the Company attains a defined financial goal. Dividends are payable on the restricted stock. As of the end of fiscal 2004, Mr. Fahs owned 55,000 shares of restricted stock with a value of $410,000.

(2)	Represents cash settlement of $298,000 and award of 20,000 shares for achievement of Company goals in 2002-2004 performance period under long-term incentive plan.

(3)	Substantially all of amount represents reimbursement for the payment of taxes.

(4)	Mr. Fahs was granted 26,250 shares of restricted stock on July 11, 2003. The shares vest in one-third increments on each anniversary of the date of grant. Dividends are payable on the restricted stock.

(5)	Represents cash settlement of $36,000 and issuance of 3,630 shares for achievement of Company goals in 2002-2003 performance period under long-term incentive plan.

(6)	Reimbursement of relocation expenses.

(7)	Mr. Fahs was granted 84,400 shares of restricted stock on April 11, 2002. The shares vest in one-third increments on each anniversary of the date of grant. Dividends are payable on the restricted stock.

(8)	Represents cash settlement of $10,000 and issuance of 1,000 shares for achievement of Company goals in first year under long-term incentive plan.

(9)	Represents discretionary award of $149,000 and award of 10,000 shares under Company’s stock option and incentive award plan for assisting in achievement of Company goals in 2002-2004 performance period under long-term incentive plan.

(10)	Executive was granted 10,000 shares of restricted stock on June 29, 2004 in two grants of 5,000 shares each. Under the first grant, all shares vest on the third anniversary of the grant date. Under the second grant, all shares vest on the fifth anniversary of the grant date and may vest on the third anniversary of the grant date if the Company attains a defined financial goal. Dividends are payable on the restricted stock. As of the end of fiscal 2004, each Executive (with the exception of Mr. Criscillis) owned 18,750 shares of restricted stock with a value of $140,000. Mr. Criscillis owned 10,000 shares of restricted stock with a value of $75,000.

(11)	Represents discretionary award of $7,000 and award of 726 shares under Company’s stock option and incentive award plan for assisting in achievement of Company goals in 2002-2003 performance period under long-term incentive plan.

(12)	Executive was granted 13,125 shares of restricted stock on July 11, 2003. The shares vest in one-third increments on each anniversary of the date of grant. Dividends are payable on the restricted stock.

(13)	Represents cash settlement of $60,000 and award of 4,000 shares for achievement of Company goals in 2002-2004 performance period under long-term incentive plan.

(14)	Represents cash settlement of $7,000 and issuance of 726 shares for achievement of Company goals in 2002-2003 performance period under long-term incentive plan.

(15)	Represents discretionary award of $60,000 and award of 4,000 shares under Company’s stock option and incentive award plan for assisting in achievement of Company goals in 2002-2004 performance period under long-term incentive plan.

Option Grants In Last Fiscal Year
      The following table provides information regarding grants of stock options to the named executive officers in fiscal 2004.

Potential Realizable
	Individual Grants				Value at Assumed
Annual Rates of
	Number of	Percent of Total			Stock Price
	Securities	Options	Exercise		Appreciation for
	Underlying	Granted to	of Base		Option’s Term
	Options	Employees in	Price	Expiration
Name	Granted (#)	Fiscal Year	($/Sh)	Date	5% ($)	10% ($)

Reade Fahs	NONE
J. Bruce Steffey	30,000	34	$1.77	5/3/14	33,000	85,000
Mitchell Goodman	NONE
Paul A. Criscillis, Jr.	22,000	25	$2.38	1/29/14	33,000	83,000
Robert A. Stein	NONE

Aggregated Option Exercises In Last Fiscal Year And Fiscal Year End Option Values
      The following table provides information regarding the number and value of options held by the named executive officers.

			No. of Securities Underlying		Value of Unexercised
			Unexercised Options at		In-the-Money Options at
	Shares		Fiscal Year End		Fiscal Year End ($)
	Acquired on	Value
Name	Exercise (#)	Realized ($)	Exercisable	Unexercisable(1)	Exercisable	Unexercisable

Reade Fahs			165,600	0	1,234,000	0
J. Bruce Steffey			6,000	33,000	45,000	246,000
Mitchell Goodman	2,250	16,000	0	6,750	0	50,000
Paul A. Criscillis, Jr.			0	22,000	0	164,000
Robert A. Stein	2,250	17,000		6,750		50,000

(1)	Shares represented were not exercisable as of January 1, 2005, and future exercisability is subject to the executive’s remaining employed by the Company through the vesting period.

Long-Term Incentive Plans- Awards In Last Fiscal Year
      The following table provides information regarding the number of units awarded to the named executive officers in fiscal 2004 under a long-term incentive plan.

	Number of
	Shares, Units	Performance or Other
	or Other	Period Until
Name	Rights (#)	Maturation or Payout

Reade Fahs	73,239	(1)
J. Bruce Steffey	58,782	(1)
Mitchell Goodman	36,823	(1)
Paul A. Criscillis, Jr.	35,834	(1)
Robert A. Stein	25,145	(1)

(1)	Each unit represents the right to a payment equal to the appreciation in the stock price of the Company, based on the average closing sale price of the common stock of the Company during the 20 consecutive trading days ending on June 29, 2007, from the stock price of the Company on June 29, 2004 ($2.30), the date of the award. The right to payment can be accelerated if, in certain circumstances, the employment of the executive is terminated within the one-year period following a change in control (as defined).

Change in Control Arrangements
      There are agreements between the Company and the named executive officers which provide severance benefits in the event of termination of employment under certain circumstances following a change in control of the Company (as defined in the agreements). The circumstances are termination by the Company (other than because of death or disability commencing prior to a threatened change in control (as defined in the agreements), or for cause (as defined in the agreements and set forth below)), or by an officer as the result of a voluntary termination (as defined in the agreements and set forth below). Following any such termination, in addition to compensation and benefits already earned, the officer will be entitled to receive a lump sum severance payment equal to up to three times the officer’s annual rate of base salary.
      Cause for termination by the Company, as mentioned above, is the: (i) commission of any act that constitutes, on the part of the officer, (a) fraud, dishonesty, gross negligence, or willful misconduct and (b) that directly results in material injury to the Company, or (ii) the officer’s material breach of the change in control agreement, or (iii) the officer’s conviction of a felony or crime involving moral turpitude.
      Circumstances that would entitle the officer to terminate as a result of voluntary termination following a change in control, as mentioned above, include, among other things: (i) the assignment to the officer of any duties inconsistent with the officer’s title and status in effect prior to the change in control or threatened change in control; (ii) a reduction by the Company of the officer’s base salary; (iii) the Company’s requiring the officer to be based anywhere other than the Company’s principal executive offices; (iv) the failure by the Company, without the officer’s consent, to pay to the officer any portion of the officer’s then current compensation; (v) the failure by the Company to continue in effect any material compensation plan in which the officer participates immediately prior to the change in control or threatened change in control; or (vi) the failure by the Company to continue to provide the officer with benefits substantially similar to those enjoyed by the officer under any of the Company’s life insurance, medical, or other plans. The term of each agreement is for a rolling three years unless the Company gives notice that it does not wish to extend such term, in which case the term of the agreement would expire three years from the date of the notice.
      These agreements are also in place between the Company and the other executive officers who are not the named executive officers.
      The Company has implemented a severance plan which, in the case of executive officers, provides for severance payment for one year to the executive following termination of the executive because of (i) a significant, adverse change in the executive’s employment responsibilities; (ii) a reduction in the executive’s base salary; (iii) relocation of more than 50 miles from the Company’s office; or (iv) the failure of the Company to pay current compensation. Payments under the severance plan are to be netted against any payments under the change in control agreement.
Section 16(a) Beneficial Ownership Reporting Compliance
      Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and holders of more than ten percent (10%) of the Shares to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. The Company believes that, during 2004, its officers, directors and holders of more than ten percent (10%) of the Shares complied with all Section 16(a) filing requirements, except that a Form 4 was filed one day late relating to one transaction for Mr. Floum and a Form 4 for Dr. Nelson omitted one transaction. In making these statements, the Company has relied upon the written representations of its directors and officers and upon copies of reports furnished to the Company.

Certain Relationships and Related Transactions
      In 2004, Nelson Eye Associates, P.C., which is wholly owned by Marc B. Nelson, a director of the Company, paid the Company approximately $300,000 in occupancy fees related to the sub-occupancy of ten retail optical locations operated by the Company. In addition, the Company incurred expense of approximately $7,000 pursuant to a consulting agreement with Dr. Nelson for services with respect to the Company’s freestanding vision centers. The Audit Committee of the Board of Directors approved this arrangement.

Performance Graph
      The Company emerged from Chapter 11 on June 1, 2001. Pursuant to the plan of bankruptcy, all of the Company’s then-outstanding common stock was cancelled and its creditors received newly-issued shares of Common Stock. The Common Stock began trading on the American Stock Exchange on August 27, 2001. The chart below shows the total return to shareholders of the Company, assuming a $100 investment in Common Stock on August 27, 2001, compared to the total return on the American Stock Exchange Composite Index and on a custom composite index composed of all of the companies, other than the Company, trading on The American Stock Exchange that have the same SIC code as the Company’s (SIC Code 5900 — miscellaneous retail). Use of the custom composite index in the chart below does not indicate that the companies in the index are competitors of the Company.
CUMULATIVE TOTAL RETURN
Based upon an initial investment of $100 on August 27, 2001
with dividends reinvested

	Aug-01	Sep-01	Dec-01	Mar-02	Jun-02	Sep-02	Dec-02	Mar-03	Jun-03	Sep-03	Dec-03	Mar-04	Jun-04	Sep-04	Dec-04

National Vision, Inc.	$100	$24	$26	$18	$23	$16	$8	$8	$15	$15	$58	$38	$48	$114	$166

Amex Composite Index	$100	$93	$98	$106	$104	$97	$97	$99	$116	$120	$142	$154	$154	$158	$178

Custom Composite Index (Stocks)	$100	$77	$101	$90	$106	$91	$100	$102	$100	$109	$129	$138	$147	$144	$187

      The Custom Composite Index consists of the following companies with SIC code 5900 (Misc. Retail) that trade on the American Stock Exchange: Blair Corp., Collegiate Pacific, Inc., Glacier Water Services, Inc., iParty Corp., Mayor’s Jewelers, Inc., and National Vision, Inc.

ANNEX B
                            July 25, 2005
Special Committee of the Board of Directors
National Vision, Inc.
296 Grayson Highway
Lawrenceville, GA 30045
Gentlemen:
      We understand that Vision Acquisition Corp. (the “Acquiror”), a wholly-owned affiliate of Vision Holding Corp. (“Parent”), each affiliates of Berkshire Partners, LLC (“Berkshire”), intends to make a tender offer (the “Offer”) for all of the issued and outstanding shares of common stock, par value $0.01 per share, and the associated shareholder rights (collectively, the “Shares”), of National Vision, Inc. (the “Company”) at a cash price of $7.25 per Share pursuant to an Agreement and Plan of Merger (the “NVI Merger Agreement”) among the Company, Parent and the Acquiror, dated as of July 25, 2005 which provides that following completion of the Offer and at the effective time of the Merger (as defined below) the Acquiror shall merge with and into the Company and each Share not owned by the Company, Parent, Acquiror, or if applicable, shareholders who perfect dissenters rights, shall be converted into the right to receive consideration equal to that paid per Share in the Offer (the “Merger”). We further understand that the Company has entered into a Share Purchase Agreement (the “CVG Acquisition Agreement”), dated as of July 25, 2005, providing for the acquisition (the “Acquisition”) by the Company of Consolidated Vision Group, Inc. (“CVG”), and that the Offer is contingent upon, among other things, the completion of the Acquisition.
      You have asked us whether or not, in our opinion, the proposed cash consideration to be received by the shareholders of the Company pursuant to the Offer and the Merger is fair to the shareholders of the Company from a financial point of view.
      In arriving at the opinion set forth below, we have, among other things:

(1) reviewed the Company’s Annual Reports on Form 10-K and related financial information for the years ended December 29, 2001, December 28, 2002, January 3, 2004 and January 1, 2005, the Company’s Quarterly Report on Form 10-Q and the related unaudited financial information for the three months ended April 2, 2005 and the Company’s Proxy Statement for the Annual Meeting of Shareholders held on June 29, 2004;

(2) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

(3) reviewed audited financial statements for CVG for the years ended December 31, 2003 and 2004, together with unaudited financial information for CVG;

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Special Committee of the Board of Directors
National Vision, Inc.

(4) reviewed financial forecasts prepared by the Company regarding a pro forma combination of the Company with CVG;

(5) conducted discussions with members of senior management of the Company concerning its businesses and prospects and visited the headquarters and certain store locations of the Company and CVG;

(6) reviewed the historical market prices and trading activity for the Shares and compared them with that of certain publicly traded companies which we deemed to be relevant;

(7) compared certain financial information for the Company with that of certain publicly traded companies which we deemed to be relevant;

(8) compared the proposed financial terms of the Offer and Merger with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

(9) reviewed the NVI Merger Agreement and the CVG Acquisition Agreement;

(10) reviewed the strategic and financial alternatives pursued by TM Capital and the Company since our retention as NVI’s financial advisor; and

(11) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.
      In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not assumed any responsibility to independently verify such information. With respect to the financial forecasts examined by us, we have assumed that they were reasonably prepared and reflect the best currently available estimates and good faith judgments of the management of the Company as to the future performance of the Company and we have not assumed any responsibility to independently verify such information. We have also relied upon assurances of the management of the Company that they are unaware of any facts that would make the information or financial forecasts provided to us incomplete or misleading.
      We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor have we been furnished with any such evaluations or appraisals. We have also assumed with your consent that any material liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the consolidated financial statements of the Company or the forecasted financial information referred to above.
      We have assumed that the Merger and Acquisition will each be consummated in a timely manner and in accordance with the terms of the NVI Merger Agreement and CVG Acquisition Agreement, respectively, without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on the Company.
      This opinion is directed to the Special Committee of the Board of Directors of the Company and does not constitute a recommendation to any shareholder of the Company as to whether any such shareholder should or should not tender shares pursuant to the Offer nor whether any shareholder should seek to perfect such shareholder’s dissenter’s rights in connection with the Merger. This opinion does not address the relative merits of the Offer and any other transactions or business strategies discussed by the Board of Directors of the Company as alternatives to the Offer or the decision of the Board of Directors of the Company with respect to the Offer. Our opinion is based on economic, monetary and market conditions existing on the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

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Special Committee of the Board of Directors
National Vision, Inc.

      TM Capital Corp. is currently acting as financial advisor to the Company in connection with the Offer and will be receiving a fee in connection with the rendering of this opinion. In addition, TM Capital Corp. will receive a fee in connection with the consummation of the Merger and the Acquisition. A Managing Director of TM Capital is an investor in an investment partnership which is an investor in Berkshire Fund VI, L.P. This Managing Director did not participate in the negotiation of the terms of the Offer and Merger and did not participate in the preparation of this opinion.
      On the basis of, and subject to the foregoing, we are of the opinion that the proposed cash consideration to be received by the shareholders of the Company pursuant to the Offer and Merger is fair to the shareholders of the Company from a financial point of view.
      This opinion has been prepared for the information of the Special Committee of the Board of Directors of the Company in connection with the Offer and shall not be reproduced, summarized, described or referred to, provided to any person or otherwise made public or used for any other purpose without the prior written consent of TM Capital Corp., provided, however, that this letter may be reproduced in full in a Schedule 14D-9 filed by the Company related to the Offer and in any solicitation materials regarding the Merger.

Very truly yours,

TM Capital Corp.

/s/ Michael S. Goldman ________________________

By:	Michael S. Goldman Managing Director

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